Everly Mae Capital Group LLC

Units of Series Investing Membership Interest

USD $124,000

Maximum Offering: USD $124,000*
Target Offering: USD $25,000

Minimum Subscription: USD $25,000

THIS OFFERING STATEMENT IS AN EXHIBIT TO, IS A PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S FORM C AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH FORM C IS INCORPORATED INTO THIS COVER PAGE BY REFERENCE AS IF FULLY SET FORTH. FOR MORE INFORMATION, PLEASE CONTACT THE COMPANY'S DESIGNATED REGISTERED FUNDING PORTAL OR DESIGNATED INTERMEDIARY: Crowdfund My Deal, LLC

The effective date of this Offering Statement is March 27, 2025

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Everly Mae Capital Group LLC, a Delaware series limited liability company ("we", "us", "our", the "Issuer", or the "Company"), is Offering these securities pursuant to available exemptions from registration claimed under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

Accordingly, the Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");
(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;
(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

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* This Offering may be expanded up to USD $5,000,000 if in which case the Company's Form C and this Offering Statement will be updated and/or supplemented.

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT

This document is our Offering Statement (this "Offering Statement") to be presented to potential investors as part of the Company's Form C as filed with the Commission pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. This Offering Statement is not to be used for any other purpose or in any other context. This Offering Statement has been prepared for the sole purpose of providing certain information regarding an investment in the Securities of the Company by investors who qualify under Regulation Crowdfunding. It does not purport to be complete and is subject to change, correction, amendment and/or supplementation.

THIS OFFERING OF SECURITIES IS BEING MADE IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND U.S. STATE SECURITIES LAWS. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND MAY NOT BE USED IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SECURITIES IS NOT AUTHORIZED.

STATEMENTS IN THIS OFFERING STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE, AND NEITHER DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME, NOR ANY SALES HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY SINCE THE DATE HEREOF AND/OR THE DATES REFERRED TO HEREIN. IN ADDITION, THE COMPANY IS UNDER NO OBLIGATION TO UPDATE THE INFORMATION PRESENTED HEREIN.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. LEGAL COUNSEL, ACCOUNTANTS OR INVESTMENT ADVISORS HAVE NOT BEEN ENGAGED BY THE COMPANY OR ITS AFFILIATES ON BEHALF OF PROSPECTIVE INVESTORS. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN LEGAL COUNSEL, ACCOUNTANT OR INVESTMENT ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR CONTEMPLATED INVESTMENT IN THE COMPANY'S SECURITIES. IN PROVIDING THIS OFFERING STATEMENT, THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THESE SECURITIES REGARDING THE LEGALITY OR SUITABILITY OF AN INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPLICABLE LAWS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED.

IRS Circular 230 Disclosure: To ensure compliance with U.S. Treasury Department Circular 230, Investors in the Securities are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by the Company to be relied upon, and cannot be relied upon by Investors in the Securities, for the purpose of avoiding penalties that may be imposed on Investors in the Securities under the U.S. Internal Revenue Code (the "Code"); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by the Company; and (c) Investors in the Securities should seek advice based on their particular circumstances from their own independent tax advisors.

This Offering Statement amends and restates all prior versions, if any, through the latest date shown on the cover page hereof.

By receiving this Offering Statement you agree not to transmit, reproduce or make this Offering Statement or any related exhibits or documents available to any other person or entity. Your breach of this condition may cause the Company to incur actual damages of an indeterminable amount, subjecting you to potential legal liability.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

As there is a relatively low minimum target Offering threshold in this Offering, initial or earlier investors may bear a greater and disproportionate share of the risk factors set forth in this Offering Statement than investors who invest later or when the Company is better capitalized (See "Risk Factors").

We reserve the right to withdraw this Offering at any time and for any or no reason without notice.

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in the Offering Statement, including, but not limited to, entering into one or more side-letters materially adjusting such terms.

This Offering Statement does not constitute an offer in any jurisdiction or to any person to whom it is unlawful to make such an offer in such jurisdiction.

An offer may be made only through the Company's registered funding portal and/or other designated intermediary and must be accompanied by a copy of this Offering Statement including Form C and all Exhibits. No other person has been authorized to give you any other information or make any representations other than those contained in this Offering Statement. If you receive other information, do not rely on it.

Our affairs may have changed materially since the date on the cover of this Offering Statement. Neither delivery of this Offering Statement nor any transactions made hereunder shall, under any circumstances, create an implication that there has been no material change in our affairs since that date.

You and/or your advisors and representatives may ask questions of, and receive answers from, our Management concerning the terms and conditions of this Offering Statement as well as our overall objectives. We also will endeavor to provide you with any additional information, to the extent we possess such information or can acquire it without unreasonable effort or expense, necessary to substantiate the information set forth in this Offering Statement.

Securities acquired through this Offering Statement may not be transferred without the express written permission of the Company or in the absence of an effective registration statement unless the prospective transferee establishes, to the satisfaction of the Company, that an exemption from registration is available. Any certificates evidencing ownership of securities offered hereby shall bear a restrictive legend to this effect.

The securities described herein should be considered a non-liquid, speculative investment. (See "Risk Factors").

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TABLE OF CONTENTS

<u>EXHIBITS:</u>

A: PROPERTY AND DEVELOPMENT PLANS

B: FORM OF LIMITED LIABILITY COMPANY AGREEMENT AND
        FORM OF SERIES AGREEMENT

C: FINANCIAL INFORMATION

D: SUBSCRIPTION INFORMATION & INSTRUCTIONS

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THE COMPANY

The name of the Issuer of the Securities described in this Offering Statement is Everly Mae Capital Group LLC, a Delaware series limited liability company (referred to herein as "we", "us", "our", the "Issuer", or the "Company").

The Company has been formed to invest, either directly or indirectly, in multifamily dwellings, single family dwellings, mobile home parks, commercial property, debt instruments, real estate tax liens or any real estate related asset class (collectively known as Assets), deemed appropriate by the Managing Members. Additionally the Company may offer opportunities to invest in a Series which originates Assets in the form of business loans to small businesses. The Company shall invest in various locales throughout the United States, and strategically acquire interests therein in order to maximize our return on investment. Our investment interest in such Assets may take the form of a joint venture, partnership, lender, creditor, tenant-in-common, trust, or Series Membership interest in a limited liability company controlled by others. Any investment opportunity offered by the Company may invest directly or indirectly, in multifamily dwellings, single family dwellings, mobile home parks, commercial property, debt instruments, real estate tax liens, small business loans or any real estate related asset class (collectively known as Assets) deemed appropriate by the Managing Members. The Company may elect to maintain its interest in certain Assets to generate long term cash flow income, while other Assets may be acquired and immediately resold for a profit. With respect to each acquired Asset, we intend to provide cash distributions to the Series Members out of cash flow and/or other revenue, capital, or other disposition of Series Assets. There can be no assurance that these objectives will be achieved. (See "Risk Factors" and "Series Objectives, Strategies and Proposed Activities").

For more details regarding the Property, please refer to Exhibit A attached hereto.

ELIGIBILITY

The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

The Company is not ineligible to rely on the exemption available under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please see the "Legal Proceedings" section of this Offering Statement).

The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).

The Company is not a development stage company that (a) has no specific business plan, or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

To our knowledge and belief, neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

COMPANY MANAGEMENT

We are a manager-managed limited liability company. Our current Managers also may serve as officers and/or directors of Private Equity Capital Management LLC. The biographical background information of such persons is set forth below. Our Managers shall hold office until or unless a successor is chosen and elected. By way of majority consent, our voting Managing Member(s) may remove a Manager with or without cause.

Our Managers may fix the compensation of all managers and other Company officers. Pursuant to this authority, the Managing Member may, by resolution, provide for the payment and/or reimbursement of their expenses or that of their affiliates. No such payment shall preclude any Managers from serving our Company in any capacity and receiving compensation therefrom. We may declare incentive compensation in the form of Units of Series Membership interest, etc., in the future for our managers, officers, and employees or other persons.

Our Managers also has the authority to appoint officers to assist in the operation and management of the Company's business on such terms and for such compensation as the Managing Member shall determine. Such officers, including any other officers appointed, regardless of title, are deemed "managers" of the Company for all purposes under the Delaware Limited Liability Company Act, as amended, and the Company's Limited Liability Company Agreement. No person is prevented from holding a position as a Manager and as a Series Member concurrently.

The biographies of the Company's key personnel and other consultants or advisors are set forth below.

Key Personnel, Consultants, and Other Advisors

Private Equity Capital Management, LLC – Managing Member

Private Equity Capital Management, LLC is a California limited liability company whose primary place of business is located in San Diego, California. As the Company's Managing Member, it is solely responsible for managing the business affairs of each Series. The principals of our Managing Member are set forth below:

Desi Arnaz Humphries, CEO – Private Equity Capital Management, LLC

Mr. Humphries is the President of Americole, Inc and Co-Founder of the Note Investor University, Inc in San Diego, California. He is also currently the Managing Member of Private Equity Capital Management, LLC, a firm that specializes in the management of Private Placement Offerings. Mr. Humphries is the host of the Invest Brilliantly Podcast and a popular keynote speaker at Real Estate investment Conferences & Summits around the US. He holds a California Real Estate Broker's license. Since 1980 Mr. Humphries has been actively involved in the real estate and mortgage lending industries. He began his career as the President and COO of Century 21 Oasis Realty in Chicago, and after relocating to San Diego, California he served as President of Rancho Bernardo Mortgage and later as President of Global Mortgage in Temecula CA. He also served a term as a committee Chairman of the Murrieta CA Chamber of Commerce. Over the past 40 years Mr. Humphries has served as the responsible Broker/Licensee for more than 5,000 real estate and mortgage transactions. In 2013 Mr. Humphries shifting his focus to investing in Mortgaged-backed Promissory Notes. He has quickly risen to become widely recognized as an authority within the industry. Mr. Humphries has been featured on multiple Real Estate Investment Podcasts and Expert Panels where he represents the Mortgage Note Investing space. In his role as the head of the Private Equity Capital Management firm, Mr. Humphries was instrumental in developing relationships with industry leaders, hedge fund managers, Bank managers and loan servicing companies. Additionally, Mr. Humphries has developed a nationwide network of Attorneys, Real Estate Agents, Note Brokers and Title Companies to facilitate the transactions undertaken by the company. In his role as the co-founder of NoteInvestorUniversity.com, Mr. Humphries has helped thousands of people learn about the lucrative Mortgage Note investing space. He is an experienced and capable leader with a long history of operating successful organizations.

* * * * *

We intend to recruit additional officers, managers, consultants, advisors, and other key personnel as we continue to grow. Consequently, the above list is subject to change and supplementation from time to time without notice.

Subsidiaries

The Company may own and/or become a Series Member of one or more various operating subsidiaries. We may take title to certain parcels of the Property in the name of one or more subsidiaries of the Company. In such an event, our Managers and officers will also serve as managers of the same.

Control of the Company

Ultimate control over the business affairs, policies, and actions of the Company resides with the voting Managing Members who have the power to appoint the Managing Member. Each Managing Member's vote shall be determined by percentage of Series Membership interest or number of Units owned at the time of the vote in question.

Management

It is the duty of our managers to carry out the day-to-day expressed purpose and objectives of the Company, including coordination and communication with the Series Members and the various tasks associated with being managers of a limited liability company pursuant to our Limited Liability Company Agreement.

Our Managers shall exercise their best efforts and their ordinary and customary business judgment and practices in managing the affairs of the Company. Our managers, officers or agents shall not be liable or obligated to the Company or its Series Members for any mistake of fact or judgment made by them collectively or individually in operating the business of the Company which results in any loss to the Company or the Series Members and shall be indemnified therefrom.

Our managers or officers do not in any way guarantee the return of the Series Members' capital or the return of a profit from the operations of the Company, nor shall they be responsible to any Series Member because of a loss of their capital contribution or a loss in operations.

Subject to the specific provisions of our Limited Liability Company Agreement (see the Exhibit section of this Offering Statement), our Managers shall have power and authority to take such actions deemed necessary, appropriate, customary or convenient in regard to normal management activities and the conduct of the daily business operations and affairs of the Company.

Books and Records

We shall keep just and true books of account and all other records at the principal place of business location of the Company or at such other location deemed expedient by the Managing Member and shall make these books and records available to all Series Members during normal business hours provided reasonable advance notice is given. The books and records shall include, but shall not be limited to, the designation and identification of any property (real, personal, and mixed) in which the Company owns a legal or beneficial interest, including any property for which the title has been recorded or is maintained. Series Members and their designated agents are authorized to visit our designated location provided reasonable advance notice is given, to copy these records, in whole or in part, at their own expense. Notwithstanding the foregoing, we may withhold information we deem to be a trade secret or in which we reasonably believe we may suffer competitive disadvantage or economic harm or in order to ensure the privacy of our Series Members.

Accounting

We will retain accountants to provide each Series Member with all information reasonably necessary to file their income tax return. An individual IRS Form K-1 will be issued to each Series Member within a reasonable time after year-end.

Company Bank Accounts

All Company funds shall be deposited in own name or that of one of our affiliates in an account or accounts maintained at a national or state bank selected for convenience.

Updates to the Series Members and Other Investors

We will endeavor to furnish you with periodic updates as deemed appropriate but not less frequently than annually. During special situations or periods of heightened activity, updates may be issued on a more frequent basis as appropriate.

Managers and Executive Officer Compensation

The Company expects to enter into management agreements with our Managers (See "Management"), for the provision of executive officer services, general business management services and administration services, etc. Details regarding such agreements may be made available upon request.

Reimbursement of Certain Expenses Incurred

Our Managers and other duly appointed managers or executive officers and/or their affiliates are entitled to reimbursement for the reasonable, direct, out-of-pocket expenses incurred while acting for or on behalf of our Company including, but not limited to, all legal, accounting, travel, and other similar expenses, etc., including the costs associated with this Offering and Offering Statement.

PRINCIPAL SECURITY HOLDERS

The following table sets forth certain information with respect to beneficial ownership of our outstanding Units of Series Membership interest estimated as of March 27, 2025, for (i) each Managers of the Company; (ii) for each executive officer of the Company and/or of the Managing Member, and (iii) each person, business entity, or trust known to the Company to be the beneficial owner of more than five percent (5%) of the outstanding Units of the Company.

Name and Address of Beneficial Owner (1)(2)	Title of Class	Percentage of Ownership (1)(2)(3)
Private Equity Capital Management LLC 16885 West Bernardo Drive #350 San Diego, California 92127	Managing Units	100.00%

NOTES:

(1)   Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Units of Series Membership interest subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Offering Statement, are deemed outstanding for purposes of computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)   Percentage based on an estimated total of 700,000 Company Units outstanding (Investing and Managing) as of March 27, 2025. See "Capitalization and Indebtedness".

(3)   Subject to dilution or change in the event of issuance of new Series Investing Units (see "Dilution").

BUSINESS AND ANTICIPATED BUSINESS PLAN

Everly Mae Capital Group LLC ("we", "our", "us", or the "Company") is a Delaware series limited liability company The Company has been formed to invest, either directly or indirectly, in multifamily dwellings, single family dwellings, mobile home parks, commercial property, debt instruments, real estate tax liens or any real estate related asset class (collectively known as Assets), deemed appropriate by the Managing Members. Additionally the Company may offer opportunities to invest in a Series which originates Assets in the form of business loans to small businesses. The Company shall invest in various locales throughout the United States, and strategically acquire interests therein in order to maximize our return on investment. Our investment interest in such Assets may take the form of a joint venture, partnership, lender, creditor, tenant-in-common, trust, or Series Membership interest in a limited liability company controlled by others. Any investment opportunity offered by the Company may invest directly or indirectly, in multifamily dwellings, single family dwellings, mobile home parks, commercial property, debt instruments, real estate tax liens, small business loans or any real estate related asset class (collectively known as Assets) deemed appropriate by the Managing Members. The Company may elect to maintain its interest in certain Assets to generate long term cash flow income, while other Assets may be acquired and immediately resold for a profit. With respect to each acquired Asset, we intend to provide cash distributions to the Series Members out of cash flow and/or other revenue, capital, or other disposition of Series Assets. There can be no assurance that these objectives will be achieved. (See "Risk Factors" and "Series Objectives, Strategies and Proposed Activities").

For more details regarding the Property, please refer to Exhibit A attached hereto.

* * * * *

For more information regarding the Company, our plans and objectives, please contact us at the address on the cover of this Offering Statement.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

RISK FACTORS

You should rely only on the information contained in this Memorandum. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

Please carefully consider the risk factors set forth below, as well as the other information contained in this Memorandum, in evaluating an investment in the Series Units offered hereby. This Memorandum contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Memorandum.

We will assume all of the general risks associated with real estate ownership

We will be subject to the risks generally incident to the ownership of real property, including, without limitation, the following: uncertainty of cash flow to meet fixed obligations; adverse changes in general or local economic conditions; excessive building resulting in an over-supply; relative appeal of particular types of properties to tenants, lenders and investors; reduction in the cost of operating competing properties; decrease in employment, reducing the demand for properties in the area; the possible need for unanticipated renovations; adverse changes in interest rates and availability of mortgage funds; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, acts of God, including earthquakes, which may cause uninsured losses; the financial condition of tenants of the Property or Properties; environmental risks; condemnation of the Property or Properties and other factors which are beyond our control and that of our Managing Member.

Eventual liquidation or dissolution of the Series may be delayed until all purchase money loans, which we may extend to a buyer of the Property or Properties, is repaid or sold. Decreases in actual rental income from expected amounts, or increases in operating expenses, among other factors, could result in our inability to meet all our cash obligations. Any decrease in rental income received by the Series may reduce, and possibly eliminate, the amount of cash available for distribution to the Series Members, since operating expenses, such as property taxes, utility costs, maintenance, and insurance are unlikely to decrease significantly, and other expenses such as advertising and promotion may increase. If the income from the Property or Properties is not sufficient to meet operating expenses or debt service, we may have to dispose of the Property or Properties on disadvantageous terms in order to raise needed funds.

We will face rehabilitation and construction risks

We plan to acquire the Property or Properties and then rehabilitate and improve the same. Our ability to achieve our development plans will depend upon a variety of factors, many of which are beyond our control. There can be no assurance that we will not suffer delays, which could slow our growth and/or adversely affect your interests. Our plans for the Property or Properties will involve a number of risks, including the possibility that we may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations.

We may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable development sites. We will rely on third-party general contractors. There can be no assurance that we will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays.

Further, real estate management or development is subject to a number of contingencies over which we will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if we are unable to achieve our development plans, our business, financial condition and results of operations could be adversely affected.

We may require additional financing

To achieve our objectives, we may need to obtain sufficient financial resources to fund our development, construction and operational activities. The estimated cost to acquire, rehabilitate, and improve the Property may substantially exceed the net proceeds we are able to obtain via this Offering. Accordingly, our success will depend on our ability to obtain additional financing on acceptable terms. We currently estimate that the net proceeds from our Offering, if all the Series Units offered hereby are subscribed, together with existing working capital and financing commitments and financing expected to be available, will be sufficient to fund our acquisition and renovation of the Property or Properties. We may from time to time seek additional funding through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, our Series Members may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to us. A lack of funds may require us to delay or eliminate our plans to improve the Property or Properties. See "Capitalization and Use of Proceeds".

We may utilize leverage and incur the adverse consequences of indebtedness

We will likely become subject to mortgage, construction and other indebtedness. In the event the offering is not expanded and/or less than the full number of Units offered hereby are subscribed, we intend to finance the acquisition of property and development of the Property or Properties through mortgage financing and possibly operating leases or other financing vehicles, including lines of credit, promissory notes, etc. Our amount of mortgage indebtedness and other debt and debt related payments will be higher in proportion to our inability to raise funds through this offering of equity Units. As a result, more of our cash flow would be devoted to debt service and related payments and we would consequently be subject to risks normally associated with such leverage.

The consequences of such leverage may include, but are not limited to, compliance with financial covenants and other restrictions that require us to meet certain financial tests and maintain certain escrows of funds, require personal guarantees of our Series Members, and/or limit, among other things, our ability to borrow additional funds, dispose of assets and engage in other business operations.

We may be at risk of rising interest rates

In the event we borrow money to acquire, rehabilitate, and improve the Property or Properties, the principal amount of our indebtedness may bear interest at floating rates. In addition, indebtedness that we may incur in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase our interest payment obligations and could have an adverse effect on our business, financial condition and results of operations.

We may suffer the consequences of default and foreclosure

There can be no assurance that we will generate sufficient cash flow from operations to cover required interest, principal and any operating lease payments. Any payment or other default could cause a lender to foreclose on the Property or Properties which secures such indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to us. In certain cases, indebtedness may also be secured by a pledge of our interests in the Property or Properties. In the event of a default with respect to any such indebtedness, a lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the Property or Properties.

Further, because of possible cross-default and cross-collateralization provisions that may arise in our mortgages, our default on any of our payment obligations could cause us to lose the Property or Properties in its entirety and, consequently, cause you to lose your entire investment in the Series Units offered hereby.

We will face significant competition

The multi-family housing industry is highly competitive and will likely become even more competitive in the future. We will be competing with numerous other companies providing similar multi-family housing options. In general, regulatory and other barriers to competitive entry in the multi-family housing industry are not substantial. In pursuing our objectives, we expect to face competition in our efforts to attract and retain tenants in the multi-family housing industry. Some of our present and potential competitors are significantly larger and have, or may obtain, greater financial resources than we have access to. Consequently, there can be no assurance that we will not encounter increased competition that could limit our ability to attract residents and that could have a material adverse effect on our business, financial condition and results of operations. Moreover, our expected renovation of the Property or Properties may outpace demand for such a property in our selected local market. Due to competition, our market may become saturated. An oversupply of similar facilities could cause us to experience decreased occupancy, depressed margins and lower operating results.

We may experience difficulties managing operations

The Property will place significant demands on the management resources of our Managing Member. Our ability to manage effectively will require us to continue to expand our operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If we are unable to manage the Property or Properties effectively, our business, financial condition and results of operations could be adversely affected.

We will be dependent upon our management and skilled personnel

We will depend upon the services of our Managing Member or its affiliates (See "Key Personnel"). The loss of the services of any such persons could have a material adverse effect on our business, financial condition and results of operations. We also will depend upon our ability to attract and retain management personnel who will be responsible for the day-to-day operations of our multi-family Property. If we are unable to hire qualified management personnel to operate our multi-family property, our business, financial condition and results of operations could be adversely affected.

We will be challenged with staffing and labor cost issues

We expect to compete with various multi-family housing providers in attracting and retaining qualified or skilled personnel. A shortage of managers or other trained personnel or general inflationary pressures may require us to enhance our wage and benefits packages to compete effectively for personnel. Our general and administrative expenses (which will consist primarily of staffing and labor expenses, including hiring additional staff and increasing the salary and benefits of existing staff) can be expected to increase over time as a percentage of our operating revenue. There can be no assurance that our labor costs will not continue to increase as a percentage of operating revenue. Any significant failure by us to attract and retain qualified employees, to control our labor costs or to match increases in our labor expenses with corresponding increases in revenues could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to government oversight, regulation and changes in legislation

The Property may be subject to regulation and licensing by state and local agencies and other regulatory authorities. We expect to be subject to state or local building code, fire code, or certification requirements. We may be subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, we may receive deficiency reports. We expect to review such reports and shall seek to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed property where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. Any failure by us to comply with applicable requirements could have a material and adverse effect on our business, financial condition and results of operations.

Regulation of the multi-family industry is evolving and our operations could also be adversely affected by, among other things, future regulatory developments. Increased regulatory requirements could increase costs of compliance with such requirements.

Our use of proceeds is discretionary and may materially vary from the estimates provided in this Memorandum

We expect to use the net proceeds from this offering to fund the acquisition of the Property or Properties and the development of a multi-family property and for working capital and general corporate purposes. Our management will retain broad discretion in allocating the net proceeds of this offering. See "Company Capitalization and Use of Proceeds" and "Compensation".

We will be subject to environmental laws and related risks

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site.

In connection with our ownership or operation of the Property or Properties, we could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without our knowledge, of hazardous or toxic substances at the Property or Properties could have an adverse effect on our business, financial condition and results of operations. An environmental audit, if performed on the Property or Properties, may not reveal any significant environmental liability that management believes would have a material adverse effect on our business, financial condition or results of operations. No assurance can be given that an environmental audit of the Property or Properties will reveal all environmental liabilities.

We will face lawsuits and liability risks

Our business entails an inherent risk of liability. In recent years, participants in the multi-family housing industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. We will likely, from time to time, become subject to such suits as a result of the nature of our business. We expect to maintain insurance policies in amounts and with such coverage and deductibles as we believe are adequate, based on the nature and risks of our business, historical data and industry standards. However, we may not be able to obtain or maintain adequate levels of insurance.

There can be no assurance that claims will not arise which are in excess of our insurance coverage or are not covered by our insurance coverage. A successful claim against us not covered by, or in excess of, our insurance could have a material adverse effect on our financial condition and results of operations. Claims against us, regardless of their merit or eventual outcome, may also have a material adverse effect on our ability to attract residents or continue our business and would require management to devote time to matters unrelated to the operation of our business. In addition, our insurance policies will be renewed annually and there can be no assurance that we will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

We shall be under the control of our Managing Member

All of the Series Units of Managing Membership Interest (voting equity) in the Series is owned by Private Equity Capital Management, LLC, a California limited liability company (our Managing Member) which, in turn, is owned and/or controlled by and between our key personnel and/or their affiliates (See "Key Personnel"). As a result, such persons will have significant influence over all matters requiring approval concerning our business. Aside from limited consent rights, the Series Investing Series Members will have no control over the affairs of the Series.

You may have limited recourse against our Managing Member

Our Managing Member is accountable to the Series Investing Series Members as a fiduciary, and is required to exercise good faith in handling the affairs of the Series. However, the Series Agreement provides our Managing Member, including all other managers or officers, shall not be liable to the Series or Series Investing Series Members for any loss or liability incurred in connection with the affairs of the Series, so long as such loss or liability did not result from willful misconduct or gross negligence, and also provides that certain losses that our Managing Member may incur shall be paid from Company assets. Therefore, an Series Investing Series Member may have a more limited right of action against our Managing Member than they would have had absent these provisions in the Series Agreement.

Our Managing Member and our Key Personnel have conflicts of interest

There are conflicts of interest inherent in the activities of the Series. Our Managing Member and/or its affiliates may act in a similar capacity for other LLCs or partnerships involved in the multi-family housing industry. For example, our Managing Member (See "Key Personnel") may become or be associated or affiliated with the management, marketing or ownership of a multitude of other multi-family housing properties personally or otherwise.

Our Managing Member, affiliates and/or Key Personnel intend to manage other multi-family housing property acquisition or development LLCs or partnerships and plan to own and operate other multi-family housing properties on its own behalf and on behalf of others. Also, although we do not currently anticipate problems, any additional responsibilities taken on by our Managing Member, affiliates and/or Key Personnel may cause them to devote less time to the business of the Series and the Property or Properties than may be necessary for optimal performance. In addition, our Managing Member may hold Units in the Series as an Series Investing Series Member.

Certain services to be provided to the Series, such as legal, accounting, marketing, operations, maintenance, project origination and technical or consulting services, may be performed by our affiliates or related parties under common control. For example, the Series may enter into a property management contract with an affiliate owned or controlled by our Managing Member (see "Key Personnel"). We will strive to ensure that such services will be performed at rates believed to be comparable to rates charged by other independent non-affiliated companies for similar services. However, there is the possibility that our affiliates or related parties may realize a profit even though you do not realize a profit on your investment.

Conflicts of interest for the individual Series Members of our management team and others associated with the Series by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other multi-family housing properties or projects and may engage in real estate acquisition and development for their own account and the account of others. All of these activities may result in conflicts of interest.

You should seek out independent legal advice

Neither we nor our attorneys intend to give you any legal advice or counsel whatsoever. This Memorandum is not legal advice. We strongly recommend you consult with your legal advisors regarding the inherit risks of the Series before investing.

We will not be diversified

Since our primary asset will be the Property or Properties, the benefits of diversification over a broad range of properties will not be realized.

There is no liquid market for our Units

You must assume the risks of purchasing an illiquid asset. Transferability of the Series Units is limited and there is no guarantee of any market for the Series Units. Consequently, you should not expect to be able to readily liquidate your Units.

Revenue distributions may not be possible due to unavoidable delays

There are a number of factors that could cause a delay in the beginning or continuance of revenue distributions to you, including, but not limited to, title defects, construction or renovation delays, delays in closing, problems getting the Property or Properties operational, staffing or labor issues, demand for the Property or Properties by residents, the overall multi-family housing market, acceptable price considerations, debt service, regulatory or environmental concerns, etc.

The amount and frequency of distributions will depend primarily on the net cash receipts from the operations of the Property or Properties after accounting for the costs of operations.

It is our intention to make distributions on a monthly basis. However, there are no guarantees or assurances of when cash distributions will commence or as to the amount of such distributions, if any.

Payments of the Preferred Return (if applicable to the Series) may be deemed a return of capital

We may elect to establish a sinking fund into which will be deposited reserves from the proceeds of this offering for the purpose of paying the Preferred Return (if applicable to the Series) to Series Investing Series Members. Such payments may be categorized to you as a return of capital to the extent they are not derived from revenue received from the Property or Properties.

Our forecasts are reliant upon hypothetical projections and lack independent review

Projections utilized by the Series to extol the merits of our business plan are based on assumptions believed to be reasonable. However, any such projections are strictly hypothetical in nature, and there is no assurance or guarantee expressed or implied that results of the Property or Properties or Company will be similar to the projections, or that you will realize a profit on your investment in the Series Units or any return of capital whatsoever.

There has been no independent economic review made of the merits of an investment in our Units. If you acquire Units without independent evaluation of our Units or the hypothetical projections and their underlying assumptions, you assume the risk that the actual results of our activities may be significantly or materially different than those shown in the projections, and the risk that you may lose your entire capital contribution.

We are a new business enterprise lacking an operating history

We lack an operating history. As a result, we are subject to all the risks and uncertainties characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these and other potential problems, expenses, complications, and delays.

This offering is not registered under securities laws

This offering has not been registered under the U.S. Securities Act of 1933, as amended, nor registered under the securities laws of any state or other foreign jurisdiction. We do not intend to register this offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from such a registration and corresponding review by regulatory officials. You or your representatives must make your own decision as to investing in the Series with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this memorandum or on the fairness of our offering. The lack of registration of the offering may also significantly restrict the transferability of the Series Units.

This offering may be integrated with other offerings

We anticipate our Managing Member will organize other limited liability companies, partnerships or ventures during its existence related to the development of new multi-family housing properties. Any two or more of such programs could be found by the SEC, a state securities regulatory agency, or any other party to constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration for the sale of Units in the Series. Such a finding could give rise to various legal actions brought by federal or state regulatory agencies, Series Investing Series Members, or others.

Estimated costs are not certain

Costs to be borne by us for the development of our intended multi-family housing Property cannot be ascertained with certainty. Estimates of such costs have not been determined by an independent process, but are believed to be reasonable and consistent with such costs for similar multi-family housing properties.

Due to the competitive nature of the multi-family housing market and due to our dependence on the resources of the selected contractors or other independent contractors, there is no assurance that such services might be obtained at costs either higher or lower than those paid by us.

We may experience cost overruns. While we hope to have extra funds on hand to cover cost overruns that result from complications, there can be no assurance that such amounts, if any, will be sufficient to cover such costs. However, excessive costs of construction or operations due to complications may cause the Property or Properties to become commercially unproductive, necessitating its eventual sale.

We may assume risks associated with participating in joint ventures or other partnerships

There is a chance we may acquire partial or fractional ownership in the intended Property in joint venture, joint tenancy, or in partnership relationship between ourselves (as either a general or limited partner or as a Series Member of a LLC) and other real estate or multi-family housing companies or investors who may or may not be affiliated with the Series. Such relationships may involve risks not otherwise present. These include risks associated with the possibility that our co-venturer(s) or partner(s) might become bankrupt, that such co-venturer(s) or partner(s) may at any time have economic or business interests or goals that are inconsistent with those of ours, or that such co-venturer(s) or partner(s) may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. We may relinquish control of such a joint venture or partnership and the Series may receive a disproportionate share of profits from such a relationship. Actions by a co-venturer or partner might have the result of subjecting assets owned by the joint venture or partnership (which may include the Property or Properties) to liabilities in excess of those contemplated by the terms of the joint venture or partnership or might have other adverse consequences for us.

THE OFFERING

PURPOSE

We intend to use the net proceeds of this offering for general working capital purposes related to the acquisition and development of the Property. Invested funds will used for payment of invoices for services rendered relating to development of the Property including but not limited to (i) direct and indirect costs of acquisition, construction and operation of the Property and similar facilities, and (ii) legal, accounting, administrative, overhead, marketing and similar costs and expenses associated with completing the Property development plan. There will be no salaries payable to the Managing Member or our affiliates during the course of the Property's development. Our Management will endeavor to supervise the use of funds such that actual value is exchanged upon payment which would contribute towards the building of equity, completion of the Property development plan, and similar or other costs and expenses associated with pursuing the Company's business objectives.

Estimated Use of Proceeds

Inasmuch as it is impossible to predict exact costs and expenses necessary to conduct the business of the Series, actual expenditures could vary substantially and materially from the following estimated use of proceeds.

The Managing Member reserves the right to materially modify this proposed allocation, which presumes the placement of Series Units, at any time in light of changing facts and circumstances or market conditions in its sole and absolute discretion:

Sources of Proceeds	Percent of Capital Contributions (5)(8)
Capital Contributions of Series Investing Members	100.00%
Estimated Use of Proceeds (3)(5)(8)(9)	
Asset Acquisitions	85.00%

Company Operations (8)(9)	5.00%
Sales Commissions (1)	10.00%
Total Proceeds (4)(6)	100.00%

FOOTNOTES TO TABLE (see prior page):

(1) No fees or other charges will be paid to the Managing Member or its Affiliates in connection with the sale of Units. However, we may pay sales commissions and/or finder fees of up to 10% to third-party FINRA-registered brokers, dealers, and/or to registered or unregistered finders where not prohibited by law.

(2) May be paid to Affiliates.

(3) No minimum number of Units need be sold for the offering to proceed. Funds will not be escrowed and will become immediately available to the Series to proceed with its business plan and objectives and will not be conditioned upon any event precedent.

(4) This offering may be increased in the Managing Member's sole discretion by selling Units to handle oversubscriptions, cost overruns, or for other purposes. Such action may have a dilutive effect on your percentage interest in the Series and your interest in the allocation of revenue, capital, or other disposition of Series assets, after expenses. Any Units not sold to Series Investing Members will be retained by the Managing Member.

(5) The Managing Member reserves the right to materially modify this proposed allocation at any time in light of changing facts and circumstances or market conditions in its sole and absolute discretion.

(6) In the event this offering is closed prior to being fully subscribed, the Managing Member either retain or sell the remaining unsold Units on terms other than those set forth in this Memorandum.

(7) Any funds not used during the acquisition and/or development of a Property or Properties will be retained by the Managing Member and/or its Affiliates to be utilized for future contingencies or operations or in any manner in their sole discretion.

(8) Estimated allocation. These amounts may vary in the Managing Member's sole discretion.

(9) May include such items as lease expenses, brokerage fees, asset management expenses, technical evaluation, engineering and geological consulting, legal counsel, accounting expenses, administration, printing, overhead, distribution, marketing, business development, advisory services, due diligence expenses, retail sales commissions and/or finder fees, re-working the Property, etc.

The initial Closing of the Offering shall occur upon the earlier to occur of either (a) five (5) days after subscriptions of at least USD $25,000 (the "Target Offering" amount) have been received by the Company, or (b) 30 days after the date on the cover of this Offering Statement (the initial "Closing Date" or initial "Deadline"). The Closing Date and/or Deadline may be extended at any time.

At least 48 hours prior to a Closing Date or Deadline, you will receive a notification via email stating either (a) your subscription has been accepted and will thereafter be electronically recorded in the Company's books and records, or (b) your subscription is being refunded.

After the initial Closing Date or initial Deadline, subsequent Closings may occur on a rolling basis in the Company's sole discretion.

CANCELLATION POLICY

NOTE: You may cancel your investment commitment (subscription) until 48 hours prior to the Deadline identified in these Offering materials (see above).

Our intermediary will notify you when the Target Offering amount has been met.

If we reach the **Target Offering** amount prior to the **Deadline** identified in the **Offering** materials (see above), we may close the **Offering** early if we provide notice about the new **Offering Deadline** at least five (5) business days prior to such new **Offering Deadline** (absent a material change that would require an extension of the **Offering** and reconfirmation of your investment commitment).

If you do not cancel your investment commitment (subscription) before the 48-hour period prior to the **Offering Deadline**, the funds will be released to the **Company** upon **Closing** of the **Offering** and you will receive securities in exchange for your investment.

If you do not reconfirm your investment commitment (subscription) after a material change is made to the **Offering**, your investment commitment (subscription) will be cancelled and your committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

THE OFFERING

Units of Series Investing Membership Interest

The rights of holders of the Company's Units of Series Investing Membership Interest (the "Units") are set forth in the Series Agreement associated with such Units and as otherwise provided in the Limited Liability Company Agreement. Such Units are accorded preferences, distributions, liquidation rights, conversion, etc., as set forth in particularity in the Series Agreement related to the Series Investing Units attached to the Exhibit section of this Offering Statement.

References to the Articles of Organization and Limited Liability Company Agreement of the Company in this Offering Statement are qualified in their entirety by reference to the Articles of Organization and Limited Liability Company Agreement. The Articles of Organization and Limited Liability Company Agreement of the Company are attached to the Exhibit section of this Offering Statement. You should read the Articles of Organization and Limited Liability Company Agreement of the Company and the particular Series Agreement related to the Units carefully and in their entirety before investing.

Company Indebtedness

Please refer to our financial statements attached to the Exhibit section of this Memorandum.

Summary of the Limited Liability Company Agreement

The Company and our Series Members are governed by our Limited Liability Company Agreement (the "Limited Liability Company Agreement"). You are urged to read the Limited Liability Company Agreement, the true form of which is attached to this Offering Statement as an Exhibit in its entirety. Please consult with your own legal and financial advisors regarding the legal and financial effects upon you of the Limited Liability Company Agreement. The following briefly summarizes certain provisions of the Limited Liability Company Agreement. In no instance should this summary be relied upon as a complete statement of the terms and conditions of the Limited Liability Company Agreement. (Note: any capitalized terms not defined herein have the meanings proscribed to them in the Limited Liability Company Agreement itself).

General

The Company has been organized as a Manager-managed limited liability company under the Delaware Limited Liability Company Act. The officers and/or directors of Private Equity Capital Management LLC, shall serve as our initial Managers. Such Managers may appoint other managers or designated officers of the Company as deemed desirable or appropriate subject to the consent of a majority of the voting Managing Members.

The Limited Liability Company Agreement provides that the Managing Member, and any other designated managers, has complete control of the management of business of the Company and that the Series Members have no power to take part in the management of the Company, save for certain voting rights held by the Managing Members to appoint the Managing Member or other managers. The Managing Member are further authorized to appoint officers in furtherance of their duties.

As a holder of Units, either Series Investing Units or Managing Units, you will have made certain capital contributions to the Company and will have received Units in the Company, as reflected in the records of the Company. Distributions, if any, may be paid to you as a Series Member on account of on the type of Units that you hold, your initial contributions to the Company or on any subsequent contributions made by you, subject to the risks described elsewhere in this Offering Statement (*See* "Risk Factors" among others). The Company is to exist in perpetuity unless the happening of certain events specified in the Limited Liability Company Agreement occur (*See* "Dissolution").

Liability of Series Members, Managers and Employees

Our Limited Liability Company Agreement provides that no organizer, Series Member, Managers, officer, or employee of the Company will be personally liable under or for any debt, obligation, or liability of the Company, or for the acts or omissions of the Company or any other organizer, Series Member, Managers, officer, or employee of the Company.

Additional Capital Contributions

No Series Member is obligated to make any additional contribution(s) to the Company's capital.

Series Investing and Managing Units

The Company has authorized the issuance of two types of Units: Managing Units and Series Investing Units. Generally, each Managing Unit has the right to one vote on each matter on which Series Members may vote. Series Investing Units may or may not have the right to vote. The specific rights and/or preferences of any class of Series Investing Units are set forth in an associated Series Agreement creating such rights and/or preferences.

Capital Accounts

An individual capital account is maintained for each Series Member. Your ownership in the capital of the Company will consist of your share of the initial capital contributed to the Company, increased by (i) Capital Contributions by you as a Series Member to the Company, (ii) allocations to you as a Series Member of Net Profits and other income and gain exempt from tax and income and gain, (iii) the amount of any Company liabilities assumed by you as a Series Member; and decreased by (iv) the amount of money distributed to you as a Series Member by the Company, (v) the value of any property distributed to you as a Series Member by the Company, (vi) allocations to you as a Series Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a capital account, (vii) allocations to you as a Series Member of Company Net Losses, and other losses and deductions, and (viii) the amount of any liabilities that you as a Series Member assumed by the Company. Your capital account will also be adjusted in accordance with Treasury Regulation §1.704-1(b).

Distribution Policy

Unless otherwise determined by the associated Series Agreement for a particular class of Units, distributions of any net operating receipts not required for Company operations or reserves as determined by the Managing Member, may be distributed among the Series Members in accordance with the Limited Liability Company Agreement.

Withdrawals

No Series Member shall have the right to withdraw their capital from the Company or to receive any distribution of or return on their Capital Contributions.

Allocation of Profits and Losses Among Series Members

The profits and losses of the Company, gains or losses from the sale of Company property, and any items of income, loss or gain required by the Code to be separately reported shall be allocated to the Series Members in proportion to their respective ownership of Units. Generally, except as otherwise set forth in any associated Series Agreement, all such allocations to Series Members will be made to each Series Member in the percentages of Units held by each Series Member relative to the number of all issued and outstanding Units of the Company when such loss or profit is realized

Management by the Managing Member

The decision of the Managing Member is required to take any formal action on behalf of the Company. The Managing Member also has the power to delegate their authority and to appoint junior managers or officers of the Company to carry out certain business of the Company. The Managing Member are solely responsible for the management of the Company's business and activities with all rights and powers generally conferred by law or consistent to accomplish such duties, or necessary or advisable in relation to such duties. The Managing Member and other designated managers or officers are entitled to such compensation as the Managing Member deem appropriate.

Additional Financing

The Limited Liability Company Agreement provides that the Managing Member and officers may obtain or provide additional financing for Company activities by any method which they believe to be appropriate under the circumstances, including through entering into one or more financing agreements.

Borrowing

The Company has power to borrow, as appropriate, from banks, lending institutions, individual investors, other unrelated third parties, or from affiliates of the Company or the Series Members, and may pledge Company properties or any income therefrom to secure or provide for the repayment of any such loans.

Restricted Actions

Notwithstanding the broad authority that the Managing Member possesses in connection with the management and operation of the Company, the approval of the voting Managing Members is required for each of the following actions: (a) any termination, liquidation, dissolution, bankruptcy, suspension of payments, assignment to creditors, or any similar event or action of the Company; (b) continuation of the business with Company property after its bankruptcy, dissolution, cancellation or other cessation to exist; (c) any act which makes it impossible to carry on the ordinary business of the Company; or (d) any change to the Limited Liability Company Agreement which the Company, or any direct or indirect subsidiary of the Company, is a party that adversely alters or impacts the rights, preferences, or privileges of the Series Members. In any action that affects the rights, preferences or privileges of the Investing Series Members in particular, their consent must be obtained.

Involuntary Transfer Series Membership Interest

The Limited Liability Company Agreement provides that each Series Member grants to the other Series Members a right of first refusal to purchase the Series Member's Units of the Company before the Units are sold to a third party. In the event the right of first refusal goes unexercised or is declined by the Company and the Series Members, you may then sell, assign or otherwise transfer all or any part of your Units in the Company, thereby substituting such transferee for yourself as a Series Member of the Company so long as Rule 144 of the Securities Act of 1933, as amended (the "Act"), is observed. Also, such transferee will not become a substituted Series Member until, among other things, the written consent of a majority of the voting Managing Members is obtained.

Requirements of Transferee

Any Series Member who desires to transfer all or any part of their Units or Series Membership interest in the Company must, subject to the right of first refusal, arrange for their transferee to be bound by the Limited Liability Company Agreement, as it may then be amended, by having such transferee execute an instrument of assignment satisfactory in form to the Company and by delivering the same to the Company together with any such other information that may be required by the Company to comply with the Act. In order to complete the transfer, in addition to the other requirements identified above, all Series Members must execute and acknowledge any additional documents that are necessary to comply with the requirements of the Act.

Compliance with Securities Laws

Units in the Company may not be re-sold, assigned or otherwise transferred except in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Act"), and applicable state securities laws or applicable exemptions from registration under those laws. We may further require an opinion of counsel from counsel acceptable to the Company that the proposed transfer would constitute a transaction that is exempt from the registration requirements of all applicable federal and state securities laws.

Encumbrances

No Series Member shall in any way encumber, pledge, hypothecate, or otherwise use any Units or Series Membership interest as collateral or security for an obligation, without the written consent of the Managing Member.

Dissolution

Our Limited Liability Company Agreement provides that the Company will be dissolved and its affairs wound up when any one or more of the following occurs: (a) at the time specified or upon the occurrence of events in the Company's Articles of Organization or its Limited Liability Company Agreement causing termination; (b) by written agreement of a majority of our Series Members and the Managing Member; or (c) when the Company is not the successor or survivor entity in any merger or consolidation of two or more limited liability companies.

Method of Winding Up

Upon dissolution of the Company, the winding up of the affairs of the Company and the distribution of its assets will be conducted exclusively by the Managing Member. In that regard, the Managing Member may delegate their obligations to a receiver or a trustee. A reasonable time will be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors to enable the Managing Member to minimize the losses customarily attendant to distressed dispositions of property. Upon the dissolution of the Company, the profits, losses, and capital of the Company will be distributed as follows: First, payment of creditors, including Series Members and managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Series Members; Second, to establish any reserves that the Managing Member deems reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Managing Member shall deem advisable; Third, to the extent the holders of Series Investing Units have not been distributed an aggregate amount equal to their respective Contributions with respect to their Series Investing Units, one hundred percent (100%), to the holders of Series Investing Units as a group, on a pro-rata basis, until each holder of Series Investing Units has been distributed an aggregate amount equal to one hundred percent (100%) of their Contributions with respect to their Series Investing Units; and Fourth, any excess shall be distributed to the holders of Managing Units as a group, on a pro-rata basis.

All distributions of Company property upon liquidation of the Company will be made in accordance with the balances of individual Series Members' capital accounts. However, any Series Member with a negative balance in their capital account will not be entitled to a distribution as to capital or their share of profits. To the extent feasible, all distributions in liquidation will be made pro rata to the Series Members in kind. Distribution of specific assets will be solely determined by the Managing Member.

Amendment to Limited Liability Company Agreement

The Limited Liability Company Agreement may be amended only by a written document that complies with the terms of the Limited Liability Company Agreement regarding voting and amendments.

MODIFICATIONS OF OFFERING TERMS

The terms of the securities being offered may be modified through one or more Side Letters. A "Side Letter" is any informal written agreement or letter of understanding entered into by the Company with one or more Series Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Series Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Limited Liability Company Agreement, the Agreement, or entitle such Series Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer (the Company);
(2) to an accredited investor;
(3) as part of an Offering registered with the U.S. Securities and Exchange Commission; or

(4) to a Series Member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a Series Member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "Series Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF THE ISSUER'S SECURITIES

The following statements summarize your rights and privileges as a holder of Units. The following summary does not purport to be complete and is subject to the Delaware Limited Liability Company Act, as amended (the "LLC Act"), the Company's Limited Liability Company Agreement, and the Agreement.

Units of Series Investing Membership Interest

The rights and duties of Investing Series Members is set forth generally in the Company's Limited Liability Company Agreement (See Exhibit "C" of this Offering Statement). Liability of a Investing Series Member for the Company's debts and obligations will not exceed that Series Member's Capital Contributions, their share of assets, and the return of any part of their Capital Contribution. While we contemplate issuing up to the number of Units in the as set forth in this Offering Statement, under the Company's Limited Liability Company Agreement we may issue any number of Units as deemed necessary to enable us to achieve our objectives. See "Risk Factors – Units Are Subject to Dilution".

Organization

Everly Mae Capital Group LLC (the "Company") is organized as a Delaware series limited liability company pursuant to the Delaware Limited Liability Company Act (the "LLC Act").

The Company is managed by Private Equity Capital Management LLC, a Delaware series limited liability company (the "Managing Member"), who holds 100% of the Managing Membership Interest (i.e., rights to govern, control, etc.) of the Company and, unless otherwise provided in a given Agreement, in each series established as well.

The rights and duties of the Managing Member are more particularly described in the Company's Limited Liability Company Agreement which is included in Exhibit "C" of this Offering Statement.

The rights and duties of Investing Series Members (including both the Managing Member and the Investing Series Members) is set forth in the Company's Limited Liability Company Agreement (See Exhibit "C" of this Offering Statement).

The Company and the is organized so as not to be deemed an "investment company" as that term is defined under the Investment Company Act of 1940 (the "1940 Act"). Specifically, the is structured so as to be excluded from the definition of "investment company" pursuant to Section 3(c)(5) of the 1940 Act.

No more than 499 Investing Series Members will be admitted into the Company, regardless of the number of Units purchased.

The will attempt to place its Units with only "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the "Act"), and/or with otherwise "sophisticated" investors (i.e., those who possess sufficient knowledge and experience in business and/or financial matters (or are represented by such a person) such that they are capable of evaluating the merits and risks of investing in the Units), pursuant to an exemption from registration under Rule 506(b) of the same. The will also attempt to privately place its Units with only "qualified purchasers" as defined in Section 2(a)(51)(A) of the 1940 Act pursuant to Section 3(c)(7) of the same. In any case, the will endeavor to limit participation to investors who have a fundamental understanding of the real estate business.

VALUATION

The Offering price for the securities offered pursuant to the Company's Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

The value of our Units is likely based on the principal of the Unit and no other valuation methodology. The return on investment for each Unit is based on the creditworthiness of the Company and its ability to repay which is materially dependent upon successful execution of our business plan as well as other various market factors outside of the Company's control. The value of the Units do not bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY

If you purchase a Unit from the Company you will not have any voting rights. Thus, you will have no ability to control or influence the governance and operations of the Company. The marketability and value of the Unit will depend upon many factors outside your control and the Company's control. managers and officers (our "Management"). The Company will be governed in accordance with the strategic direction and decision-making of our Management. As a holder of one or more Units, you will have no independent individual or collective right to name or remove an officer or Series Member of the Management of the Company. Following your investment in one or more of the Company's Units, the Company may sell additional securities or borrow funds from other lenders some or all of which may have better repayment terms, may be secured by specific collateral and/or may have senior rights to those associated with your Unit. Your Unit may be subordinate to the rights of such other lenders. The amount of additional financing needed by the Company, if any, will depend upon the maturity and successful execution of the Company's business plan.

RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.

We are presently intending to sell Units of Series Investing Membership Interest in the described in Exhibit A of this Offering Statement at a price of USD $25,000 per Unit (the "Offering").

This Offering may be increased in the Managing Member's sole discretion, selling more than the specified number of Units to handle oversubscriptions, cost overruns, or for other purposes. Such action may have a dilutive effect on your percentage interest in the and your interest in the allocation of revenue, capital, or other disposition of assets, after expenses. Any Units not sold to Investing Series Members will be retained by the Managing Member.

At least one Unit ($25,000) will need to be sold to release funds from escrow whereupon funds shall be then become available for use by the Managing Member to implement the Company's objectives as described herein.

This Offering will begin on the date on the cover page of this Offering Statement and will continue until all of the Units are sold or until the Offering is terminated by the Managing Member or until the number of investors in the reaches 499 persons.

The minimum investment is 5,000 Units (USD $25,000). However, we reserve the right to accept lesser amounts from qualified persons.

We reserve the right to reject or refund any subscription for any or no reason in whole or in part. If your subscription is rejected, your funds will be returned to you without interest earned.

After receiving and processing your paperwork and your funds, we will send you written confirmation. This will notify you of the extent, if any, to which your subscription has been accepted by the Company.

MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Private Equity Capital Management LLC (1)	$0	0.00%	See Footnote 1	See Footnote 1

Footnotes to table:

(1) Private Equity Capital Management LLC, an Affiliate of our Management, has agreed to defer repayment of this loan from the proceeds of this Offering. (See "Management" and "Risk Factors").

OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS

While the Company is newly-formed and has not yet itself previously attempted to raise capital, prior to the date on the cover of this Offering Statement certain of our Affiliates may have conducted one or more private placement Offerings of equity and/or debt securities. We believe the placement of such securities were conducted in compliance with existing U.S. federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single Offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against our Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

RELATED-PARTY TRANSACTIONS

Transactions between the Company and Affiliates, including individuals or entities related to our Management, can cause conflicts of interest to arise. Such related parties have interests that may differ in certain respects from our interests and those of yours. You should recognize that relationships and transactions of the kinds described below involve inherent conflicts between your interests and/or that of the Company and those of the parties related to our principals, and that the risk exists that we will not always resolve such conflicts in a manner that favors you or us. In addition, other transactions or dealings may arise in the future that could cause conflicts of interest. In our name or through our affiliated entities, and in connection with the operation of our various business activities, we have entered into or are otherwise party to contracts or transactions with related parties. To review copies of any such contracts or agreements, please contact us.

FINANCIAL CONDITION OF THE COMPANY

OPERATING HISTORY

The Company is newly formed and does not have an operating history. We are dependent upon the proceeds of this Offering and/or other Offerings or capital sources to commence operations.

DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY

You should read our financial statements and the related notes and other financial information included the Exhibit section of this Offering Statement. You also should review the "Business and Anticipated Business Plan" and "Risk Factors" sections of this Offering Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this Offering Statement.

FINANCIAL INFORMATION

Our Management has prepared un-audited, un-reviewed financial statements for the Company through March 27, 2025. We believe such statements are materially correct. Such statements are included in the Exhibit section of this Offering Statement. In the event audited financial statements become available, this Offering Statement shall be amended and/or supplemented accordingly.

OTHER MATERIAL INFORMATION

SOURCES OF INFORMATION

This Offering Statement contains summaries of and references to certain documents which are believed to be accurate and reliable. Complete information concerning these documents is available for your inspection or your duly authorized financial consultants and advisors. All documents relating to the Company, our objectives and our current activities will be made available to you or your representatives at our offices by appointment. In some cases, a confidentiality agreement must be signed. Our Management is available by telephone or by appointment to provide answers to questions concerning our current plans. NO REPRESENTATIVE HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OTHER THAN THAT SET FORTH IN THIS OFFERING STATEMENT.

REPRESENTATIONS

This Offering Statement has been prepared to provide you with information concerning the risk factors, terms and proposed activities of the Company and to help you make an informed decision before subscribing for the Units. However, neither the delivery of this Offering Statement to you nor any transaction made hereunder shall create any implication that there has been no change in our affairs since the date on the cover of this Offering Statement. Also, there are terms used throughout this Offering Statement which may be unfamiliar to some readers. Please refer to the definitions at the end of this Offering Statement.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

The Company has not retained independent counsel for prospective investors in this Offering. Attorneys assisting in the preparation of this Offering Statement represent only the Company and do not represent any individual Series Member, officer, manager, manager, investor, note Holder, or prospective investor.

This Offering Statement does not constitute an offer or solicitation to anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. Any reproduction or distribution of this Offering Statement in whole or in part or the divulgence of any of its contents without our prior written consent is strictly prohibited. By accepting delivery hereof, you agree to return this Offering Statement and all associated documents to the Company to the address on the cover unless you subscribe for the Units.

We reserve the right to withdraw this Offering in our sole discretion for any or no reason.

The Company's securities described in this Offering Statement are offered in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended, and other applicable U.S. federal and state law exemptions. Accordingly, the Units are deemed "restricted securities" as such term is defined under U.S. federal and state securities laws, and cannot be subsequently sold or transferred without registration or reliance, to the satisfaction of counsel for the Company, that an exemption from registration is available. You should be aware that no market for the Units presently exists and there can be no assurance that a market will ever materialize.

We are not registered as an "investment company" as such term is defined under the Investment Company Act of 1940, as amended. To the extent such statute applies to us, if at all, we are relying upon exemptions available to companies under Section 3(c)(1) of the Investment Company Act of 1940, as amended, and other applicable U.S. federal and state law exemptions.

We are not currently subject to ongoing information disclosure requirements of the Securities and Exchange Act of 1934, as amended, and most likely will not be subject to such requirements after the completion of this Offering. Accordingly, we are not required to provide annual reports. However, we plan to keep investors apprised of the Company's activities and progress from time to time.

This Offering Statement does not purport to be complete. Throughout this Offering Statement reference is made to certain information not contained in this document. If you wish to read the referenced material, we will attempt to provide it for you so long as procuring such information is not unduly expensive or burdensome. Please call us at our main telephone number (see cover page) to inquire about referenced information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Offering Statement may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may", "will", expect", "intend", "anticipate", "estimate", "believe", "continue", or other similar words. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, you should not rely upon our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors", that could cause our actual results to differ materially from those projected in any forward-looking statement we make. We do not anticipate to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION

The market for real estate investment and Property acquisition is highly competitive, fragmented and rapidly changing.

DESCRIPTION OF PROPERTY

We currently utilize office space of our Affiliate, Private Equity Capital Management LLC, located in Arvada, Delaware, USA.

MATERIAL AGREEMENTS

The Company has entered into, will enter into, and/or is otherwise a party to various material contracts with Affiliates and/or third parties. We will make copies of all such contracts available to you for inspection at our corporate offices at normal business hours or via electronic file sharing upon reasonable request. In some cases, some agreements may be redacted or withheld. We may also require you to enter into a confidentiality agreement as a condition. Also, subsequent to the date of this Offering Statement, we may enter into one or more side letters with Series Members. "Side letters" mean any informal written agreement or letter of understanding entered into by the Company with one or more Series Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Series Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Limited Liability Company Agreement, the Agreement, or entitle such Series Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement. The Company is under no obligation to supplement this Offering Statement with a description of any future side letters to which it may become a party. As of the date of this Offering Statement, to our knowledge we are not a party to any side letters.

COMPENSATION

Our Managers and/or their affiliates will be paid in connection with their management of Company affairs. Such persons are also eligible for reimbursement for general and administrative costs and expenses, including, but not limited to, travel, legal, accounting, overhead, due diligence, market research, and pre-acquisition research costs and other expenses in connection with the pursuit of the Company's objectives (See "Estimated Use of Proceeds"). Such persons may receive salaries and equity or other forms of compensation out of the proceeds of this Offering or from our revenue, capital, or other Company assets for services performed on behalf of the Company. Such services may include, but are not limited to, legal, accounting, marketing, investor relations, communications, administrative support, etc. See "Conflicts of Interest". Such persons and/or their Affiliates may receive other forms of compensation.

CONFLICTS OF INTEREST

General

Your interests and those of the Managing Member and its Affiliates may be inconsistent in some respects or in certain instances, and the Managing Member's actions may not be the most advantageous to you or to other Investing Series Members. The following discussion describes certain possible conflicts of interest that may arise for the Managing Member and its Affiliates vis-à-vis the and the Investing Series Members. For some conflicts of interest, but not all, certain limitations are implemented in order to reduce the effect of such conflicts to the extent possible. Other than these limitations the Managing Member has not established procedures to resolve a conflict of interest. Under the terms of the Company's Limited Liability Company Agreement the Managing Member may resolve the conflict of interest in its sole discretion. The discussion below is not intended to be all inclusive. Other transactions or dealings may arise in the future that could result in conflicts of interest for the Managing Member and its Affiliates.

Conflicts Regarding Transactions with the Managing Member and its Affiliates.

Although the Managing Member believes that the compensation and reimbursement that it and its Affiliates may receive in connection with the Company's activities are reasonable, the compensation has been determined solely by the Managing Member and did not result from negotiations with any unaffiliated third-party dealing at arms-length. The Managing Member and its Affiliates will be entitled to receive compensation and reimbursement from the for services rendered in connection with the administration and management of the Company and/or the Company's Property. The Managing Member or its Affiliates providing the services or equipment can be expected to profit from the transactions, and it may be in the Managing Member's best interest to enter into contracts with itself and its Affiliates rather than unaffiliated parties even if the contract terms, or skill and experience, offered by unaffiliated third-parties is comparable.

Conflicts Regarding Possible Joint Venture Participation Agreements and LLC Limited Liability Company Agreements

Whenever possible, the Property will be developed and operated under one or more joint venture participation agreements and/or LLC Limited Liability Company Agreements. This may create a continuing conflict of interest for the Managing Member since it would be required to monitor and enforce, on behalf of the Company, compliance with the provisions of such agreements.

Conflicts Regarding Compensation, Sharing of Costs and Revenues; Carried Interests

Unless otherwise provided in the Agreement, the Managing Member and its Affiliates may receive compensation and percentage of revenue, capital, or other disposition of assets greater than the percentage of costs that it pays if any at all. Such compensation and sharing arrangement may create a conflict of interest between the Managing Member and you and the other investors in the Company. The Managing Member and/or its Affiliates may also acquire or retain overriding royalty interests, net revenue interests and/or carried working interests in the Property for little or nominal consideration. For example, the Company's Limited Liability Company Agreement provides that the Managing Member is entitled to retain or receive an allocation or assignment of any net revenue interest in excess of 70% in the form of an overriding royalty interest in any Property acquired by a (See Section 3.3(d) of the Company's Limited Liability Company Agreement).

Conflicts Regarding Partnership Representative

The Managing Member will serve as the Company's Partnership Representative and represent the before the IRS. The Managing Member will have broad authority to act on behalf of you and the other Investing Series Members in any administrative or judicial proceeding involving the IRS, and this authority may involve conflicts of interest. For example, potential conflicts include:

- Decisions to expend funds to contest a proposed adjustment by the IRS, if any;

- Amounts of the Managing Member's reimbursements from the for expenses incurred by it in its role as the Partnership Representative.

Conflicts Regarding Other Activities of the Managing Member, the Operator and Their Affiliates

The Managing Member will be required to devote to the only such time and attention which it considers necessary for the proper management of the Company's activities. However, the Managing Member and/or its Affiliates have sponsored and continue to manage other real estate concerns. Thus, they will have conflicts of interest in allocating management time, services and other activities. The Managing Member will determine the allocation of its management time, services and other functions on an as-needed basis among the and other enterprises.

The Managing Member and/or its Affiliates will not be restricted in any manner from participating in other businesses or activities, even if these other businesses or activities are competitive with the Company's activities and operate in the same areas as the Company.

Interest in Property Will Be Acquired Only for Stated Purpose of the Company

The will acquire only interest in the Property that is reasonably expected to meet the stated purposes of the Company. Interest in the Property will not be acquired for other purposes.

Lack of Independent Underwriter and Due Diligence Investigation

The terms of this Offering as set forth in this Offering Statement, the Company's Limited Liability Company Agreement, the Agreement, Subscription Agreement, and other agreements were and are determined by the Managing Member without arms' length negotiations. You may have benefitted more through utilizing independent legal counsel who might have negotiated more favorable terms for you in this Offering and such agreements.

Also, there was not an extensive in-depth "due diligence" investigation of the existing and proposed business activities of the which would be provided by independent underwriters.

Conflicts Concerning Legal Counsel

It is anticipated that legal counsel to the Managing Member and its Affiliates will also serve as legal counsel to the and that this dual representation will continue in the future. If a future dispute arises between the Managing Member and you and the other Investing Series Members, then the Managing Member will cause you and the other investors to retain separate counsel.

Conflicts Regarding Managing Member Withdrawing or Converting its Interest

A conflict of interest is created with you and the other investors by the Managing Member's right to mortgage its interest or withdraw or convert its Managing Membership Interest in the Company. The Managing Member could also use its interest in the or the Property as collateral for a loan. If there was a default under the loan, this could reduce or eliminate the ability of the Managing Member to maintain control over the Company's operations and activities and its overall responsibilities to you and the other Investing Series Members.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFRING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a limited liability company that has elected to be treated as a partnership for tax purposes. Neither we nor our Management, advisors, lawyers, accountants, or other representatives make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

TAX RISKS

The following is a brief summary of what we believe are the most significant tax risks involved in an investment by the Investing Series Members in the Units. Changes in the tax laws of the federal government and of the several States may increase the tax risk and uncertainty associated with investments in limited liability companies. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Units. THEREFORE, NONE OF THE FOLLOWING SHOULD BE CONSIDERED TAX ADVICE FROM THE SERIES, ITS MANAGEMENT, COUNSEL, ACCOUNTANTS, AFFILIATES, ETC. YOU ARE EXPECTED TO CONSULT WITH YOUR OWN PERSONAL TAX ADVISOR BEFORE MAKING A DECISION TO SUBSCRIBE FOR UNITS.

We have not obtained a tax opinion

We have not obtained an opinion of counsel as to the tax treatment of certain material federal tax issues potentially affecting the or its Series Members. Moreover, any such opinion, if we obtained one, would not be binding upon the Internal Revenue Service ("IRS"), and the IRS could challenge our position on such issues. Also, rulings on such a challenge by the IRS, if made, could have a negative effect on the tax results of ownership of our Units.

Tax audits are possible

The IRS has announced, and for several years has implemented, a policy which attempts to locate and select for audit the information returns of partnerships having tax loss benefits. Although we do not believe that the is the type that would be subject to such greater IRS scrutiny, our federal income tax information return will still be subject to audit. If our information return is audited, such audit may cause corresponding adjustments to, and may increase the probability of an audit of, an Investing Series Member's federal income tax return. If such audits occur, no assurance can be given that adjustments in the tax treatment of certain items of deduction or credit will not be made, or that certain items of deduction or credit will not be disallowed. Any such adjustments could increase the probability of audits of an Investing Series Member's personal return, which, in turn, could result in adjustments of any items of income, gain, loss, deduction, or credit included in your personal return, regardless of whether or not those items relate to the Company.

Tax laws are subject to change

Tax laws are continually being introduced, changed, or amended, and there is no assurance that the tax treatment presently potentially available with respect to our proposed activities will not be modified in the future by legislative, judicial, or administrative action. Proposals having an adverse tax impact on our activities could be adopted by Congress at any time, and such proposals could have a severe economic impact on us.

Passive Activity Rules

Any losses you incur may be treated as losses generated in a passive activity. Losses from passive activities generally may only be deducted against income from the same or other passive activities.

Tax Liabilities in Excess of Cash Distributions

Each of our Series Members will be required to pay U.S. federal and state income taxes at their own individual rate on their own allocable share of the Company's taxable income. No assurance can be given that cash will be available for distribution or will be distributed at any specific time. Generally, the allocation of profits is likely to be disproportionate to distributions to the Series Members. Therefore, distributions may be insufficient to pay income taxes with respect to allocations in a particular fiscal year. Accordingly, there is a risk that the Series Members will incur tax liabilities resulting from an investment in the without receiving cash from the in an amount sufficient to pay for any part of that liability.

Reduction in Tax Basis

Cash distributions by the to an Investing Series Member will result in taxable gain to the Investing Series Member to the extent those distributions exceed the Investing Series Member's basis for his Unit. Initially, an Investing Series Member's basis for his Unit will be the amount of his cash contributions to the increased by the portion of any Company indebtedness for which that Series Member may bear the burden of economic loss.

Unrelated Business Taxable Income

Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts (IRAs)) may be taxable on their allocable share of Company income to the extent such income constitutes "unrelated business taxable income" ("UBTI"). For example, a portion of income from an interest in real property and gain upon sale of such real property may be treated as UBTI if the property is subject to "acquisition indebtedness." Such portion is approximately equal to the ratio of the acquisition indebtedness to the aggregate basis of the property. Tax-exempt entities, other than IRAs, may qualify for an exception that would allow them to avoid the recognition of UBTI if we meet certain disproportionate allocation rules; however, it is unclear whether we will satisfy these rules, and therefore all tax-exempt entities may be required to recognize UBTI by reason of their investment in the Company. The receipt of UBTI by a charitable remainder trust results in taxation of all trust income for the taxable year, and therefore this is not a suitable investment for a charitable remainder trust.

Risk of Characterization

The IRS could characterize particular assets of ours to be or consist of property held primarily for sale to customers in the ordinary course of our business. Under such characterization, any gain recognized by us on the sale of such asset would be ordinary income and any loss on such sale would be ordinary loss.

Factual Determinations by Managing Member

The determination of the correct amount of certain deductions and their availability and timing to the depend on factual determinations to be made by our Managing Member. Counsel for our Managing Member has specifically declined to give an opinion on such matters. Although our Managing Member will exercise its best judgment regarding the facts when preparing the Company's information return, the IRS may assert that our Managing Member's judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could result in the assessment of additional tax liability to the Series Members.

Changes in U.S. Tax Law

Significant changes have been made in the Code in recent years. The Treasury Department's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by the United States Congress, and existing interpretations of the Code may be reversed, modified or otherwise affected by judicial decisions, by the Treasury Department through changes in its regulations, and by the Service through its audit policy, announcements and published and private rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the or its Series Members.

We Will Likely Be Treated as a Tax Partnership

We believe we will each be treated for federal income tax purposes as a partnership and not as an association taxable as a corporation. However, no tax opinion has been sought or obtained as to the availability of tax benefits to individual Company investors due to our likely classification as a partnership for tax purposes. While we believe we will likely be treated as a partnership for tax purposes, we do not intend to request a ruling of such treatment from the IRS. Should the IRS challenge this issue and obtain a contrary ruling regarding partnership status, the may be required to pay taxes on the amount of taxable income deductions previously obtained, and may be liable for additional interest and/or penalties in connection with those deductions. Such adverse tax treatment would invariably have a material impact on our profitability and on your actual return on invested capital.

ERISA ASPECTS OF THE OFFERING

Introduction

The purchase of Units may not be appropriate for various tax deferred retirement plans, including any pension, profit sharing, Keogh plan or other employee retirement benefit plans qualified under Section 40l(a) of the U.S. Tax Code (the "Code") or any IRA qualified under Code Section 408 (hereinafter referred to as a "Qualified Plan" or "Qualified Plans"). Before purchasing Units, the trustee or other responsible fiduciary of a plan contemplating investment should consider: (a) whether the Qualified Plan is considered an employee benefit plan subject to certain fiduciary standards of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (b) whether the investment is in accordance with the documents and instruments governing such Qualified Plan; (c) whether the investment will result in unrelated business taxable income to the Qualified Plan; (d) whether the investment provides sufficient distributions to permit benefit payments to be made as they become due; (e) any requirement that the fiduciary annually value the assets of the Qualified Plan; and (f) whether the investment is prudent, since no public market is expected to develop in which the Units may be sold or otherwise transferred. An employee benefit plan is defined in Section 3(3) of ERISA and includes all Qualified Plans defined above except (1) plans covering only a partner or partners of a partnership and their spouses, (2) plans covering only sole proprietors or sole owners and their spouses, or (3) most IRAs ("ERISA Plans").

"Plan Asset" Regulations

As discussed below, due to a favorable exemption provided under regulations (the "DOL Regulations"), issued by the United States Department of Labor (the "DOL"), it is expected that the assets of the will not be treated, under current law, as "plan assets" of the ERISA plans which purchase Units. However, as further discussed below, if the assets of the are considered for whatever reason to be "plan assets" under ERISA, then (a) the fiduciary responsibility standards of ERISA would extend to investments made by the Company; and (b) certain transactions in which the might seek to engage might constitute "prohibited transactions" under ERISA and the Code. Furthermore, notwithstanding the DOL Regulations, even if the assets are not "plan assets," the responsible fiduciaries of each investing ERISA Plan still must make an independent determination on a case by case basis as to whether the purchase of Units would comply with the fiduciary standards of ERISA and whether the purchase of Units would be considered a "prohibited transaction" under Section 4975(c) of the Code or Section 406(a) of ERISA.

In 1986, the DOL published as a final regulation Reg. Section 2510.3-101, which describes what constitutes "plan assets" with respect to an ERISA Plan investment in another entity (such as a partnership or corporation) for purposes of Title I of ERISA and Code Section 4975. Unless one of the exemptions provided in the DOL Regulations is met, the assets of a corporation, partnership or other entity in which a Qualified Plan makes an equity investment could be deemed to be assets of the investing plan. This would subject those persons who exercise discretionary control or authority over such entity's assets to certain ERISA fiduciary standards. If a Qualified Plan acquires an equity interest in an entity that is neither a publicly-offered security nor a security issued by certain registered investment companies, its assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless (i) the equity interests of certain ERISA Plan investors are not significant or (ii) the entity is an operating company. The Units will be neither publicly-offered nor issued by a prescribed investment company. Thus, one of the two exceptions must apply in order for an undivided interest in the assets owned by the not to be treated under the DOL Regulations as a plan asset of Qualified Plans or ERISA Plans holding Units.

Exception for Insignificant Participation by Benefit Plan Investing Series Members

If Unit participation in the by a Qualified Plan is not significant, then a Qualified Plan investment would not include any of the underlying assets of the Company. Equity participation in the by a Qualified Plan is "significant" on any date if, immediately after the most recent acquisition of any interest in the entity, 25% or more of the value of any class of equity interests in the is held by Qualified Plan investors. For purposes of this 25% rule, the value of any equity interests held by a person (other than a benefit plan investor) who has discretionary authority or control over the assets of the entity, or who provides investment advice for a fee with respect to such assets, or any affiliate of such a person, shall be disregarded. As a result, although our Managing Member and their affiliates are not prohibited from purchasing Units, any purchases have the effect of reducing the amount and value of the Units available for purchase by the Qualified Plan investors. The Units will be offered for sale to benefit plans, within the regulatory definition, and to persons not falling within such definition. If the total Units purchased by benefit plan investors equal or exceed 25% of all of the Units purchased (excluding certain Units as described above), the second exception will not be applicable.

For these reasons, our Managing Manager may limit the sale of Units to benefit plan investors to less than 25% of all Units purchased (excluding certain Units as described above) unless the Real Estate Operating Company (REOC) Exception applies (see below).

Exception for Real Estate Operating Companies (REOC's)

Under applicable provisions of ERISA, if the real estate operating company (REOC) exception applies to the Company, then the purchase of Units would not be deemed a "prohibited transaction" by a Qualified Plan. The would be considered a REOC under ERISA if at least 50% of its assets are invested in real estate that the has the right to (or, in fact, does) substantially participate directly in the management or development activities thereof in the ordinary course of business.

Given our plans regarding the Property and our intended operation thereof, we expect to be considered a REOC under ERISA. Therefore, we likely will permit 25% or more of our Units to be purchased by benefit plan investors.

Prohibited Transactions Under Section 4975 of the Code

Notwithstanding the exemption available under section 2510.3-101 of the DOL Regulations discussed above, and the likelihood that the Company's assets would not be considered "plan assets," a fiduciary of an investing Qualified Plan in Units is still subject to the prohibited transaction rules of Code Section 4975 (and ERISA Section 406(a) for ERISA Plans). If the Service determines that an investment in the Units constitutes a prohibited transaction, an excise tax may be imposed on any disqualified person (as defined in Section 4975(e)(2) of the Code) who participates in the prohibited transaction. Furthermore, the transaction may have to be reversed. With respect to IRAs, the tax-exempt status of the IRA will be lost if the Service determines that the acquisition of Units by the IRA constitutes a "prohibited transaction" under 4975(c) of the Code.

Prohibited transactions are defined in Section 4975(c) of the Code and Section 406(a) of ERISA. These prohibitions are imposed upon fiduciaries and parties in interest to deter them from exercising the authority, control or responsibility which makes such persons fiduciaries when they have interests which may conflict with the interest of the plans for which they act. AS A RESULT, EACH FIDUCIARY OF AN INVESTING QUALIFIED PLAN INVESTING IN UNITS MUST INDEPENDENTLY DETERMINE WHETHER SUCH INVESTMENT CONSTITUTES A PROHIBITED TRANSACTION UNDER SECTION 4975(c) OF THE CODE OR SECTION 406(a) OF ERISA.

TAX DISCUSSION

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFERING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR OFFERED UNITS, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E.,

DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a Delaware series limited liability company which has elected to be is treated as a partnership for tax purposes. Neither we nor our Managers, advisors, lawyers, or other representatives or affiliates make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

LEGAL PROCEEDINGS

As of the date of this Offering Statement, we are not a party to any litigation. The Company and/or its Affiliates may be or become parties to litigation in the normal course of business or may be or become subject to government investigations or administrative proceedings from time to time. We are presently unaware of any other active material legal proceedings, regulatory or otherwise, against the Company or its Affiliates that may have a material impact on our prospective activities.

INDEMNIFICATION OF THE MANAGING MEMBER

Under the terms of the Company's Limited Liability Company Agreement, the Managing Member and its Affiliates will not be liable to the other Investing Series Members for errors in judgment or other acts or omissions not amounting to gross negligence or willful misconduct, and will be indemnified in such circumstances against any losses or liabilities that either may incur as a result of the manner in which it operated the business or affairs of the Company. In addition, unless otherwise provided in an Agreement, the Managing Member's liabilities that exist or arise in connection with a and vis-à-vis the Investing Series Members of a shall be enforceable against the Managing Member's Series Membership Interest in that only, and shall not be enforceable against the Managing Member's Series Membership Interest in the Company generally or in any other Company. Therefore, you may have more limited rights of action than you would have in the absence of these limitations.

ONGOING REPORTING

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

If you or your advisors would like additional information regarding the Company or our objectives, please contact us:

Everly Mae Capital Group LLC
16885 West Bernardo Drive #350, San Diego, California 92127 USA
Telephone: 800-238-9840   E-mail: Subscriptions@EverlyMaeFund.com

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A

PROPERTY AND DEVELOPMENT PLANS

Everly Mae Capital Group LLC
16885 West Bernardo Drive #350, San Diego, California 92127 USA
Telephone: 800-238-9840   E-mail: Subscriptions@EverlyMaeFund.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

[ATTACH PROPERTY AND DEVELOPMENT PLANS HERE]

EXHIBIT B

FINANCIAL STATEMENTS

Everly Mae Capital Group LLC
16885 West Bernardo Drive #350, San Diego, California 92127 USA
Telephone: 800-238-9840   E-mail: Subscriptions@EverlyMaeFund.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

[ATTACH FINANCIAL STATEMENTS HERE]

EXHIBIT C

FORM OF

LIMITED LIABILITY COMPANY AGREEMENT

Everly Mae Capital Group LLC
16885 West Bernardo Drive #350, San Diego, California 92127 USA
Telephone: 800-238-9840   E-mail: Subscriptions@EverlyMaeFund.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering
Statement, including all Exhibits.

LIMITED LIABILITY COMPANY AGREEMENT

OF

Everly Mae Capital Group LLC

(a Delaware series limited liability company)

This Limited Liability Company Agreement of Everly Mae Capital Group LLC, a Delaware series limited liability company (the "Company"), to be effective as of February 9, 2023 (the "Effective Date"), is by and among Private Equity Capital Management, LLC, a California limited liability company (the "Managing Member"), the Company itself, and the Persons whose names are set forth on Schedule A, attached hereto, as admitted Series Members of a particular Series of the Company (the "Series Investing Series Members"), pursuant to Delaware Limited Liability Company Act, as amended (the "LLC Act"), which is incorporated herein by reference, on the terms and conditions set forth herein. The Managing Member and the Series Investing Series Members are collectively referred to herein as the "Series Members" and each as a "Series Member".

ARTICLE I

GENERAL

1.1.   **Formation**. The Company is formed as a series limited liability company pursuant to the LLC Act as of the Effective Date. Except as expressly provided herein, the rights and obligations of the Series Members and the administration and termination of the Company and/or of any particular Series shall be governed by the LLC Act.

1.2.   **Name**. The name of the Company shall be, and the business of the Company shall be conducted generally under the name of "Everly Mae Capital Group LLC". The business and/or assets of a particular Series shall be conducted in and distinguished by the name of such Series as follows: "Everly Mae Capital Group LLC – [NAME OF SERIES] SERIES ONLY".

1.3.   **Purpose**. The purpose and business of the Company and/or of any particular Series shall be to invest, either directly or indirectly, in multifamily dwellings, single family dwellings, mobile home parks, commercial property, debt instruments, real estate tax liens or any real estate related asset class (collectively known as Assets), deemed appropriate by the Managing Members. Additionally, the Company may offer opportunities to invest in a Series which originates Assets in the form of business loans to small businesses. The Company shall invest in various locales throughout the United States, and strategically acquire interests therein in order to maximize our return on investment. Our investment interest in such Assets may take the form of a joint venture, partnership, lender, creditor, tenant-in-common, trust, or Series Membership interest in a limited liability company controlled by others. The Company may enter into any lawful transactions and engage in any lawful activities in furtherance of or incidental to the foregoing purpose or in any other purpose as determined by the Managing Member in its sole discretion, and (iii) to own or hold interests in real property and/or fractional interests therein, or certificates of interest, debt instruments, or participation in or investment contracts relative to the same.

1.4.   **Term**. The term of the Company shall commence on the Effective Date and shall continue in perpetuity or until the earlier dissolution and termination of the Company in accordance with the provisions of Section 7.1 of the Limited Liability Company Agreement.

1.5.   **Registered Office and Principal Office**. The initial registered office and principal place of business of the Company shall be set forth in its Certificate which address may be changed from time to time as the Managing Member may from time to time designate. The Company and/or any Series may maintain other offices within or without the State of Delaware at such places as the Managing Member deems advisable.

1.6.   **Certificate of Formation**. The Managing Member shall cause the Certificate of Formation of the Company to be filed with the Delaware Secretary of State (the "Secretary") as required by the LLC Act and shall cause to be filed such other certificates or documents (including, without limitation, copies, amendments, or restatements of the Limited Liability Company Agreement) as may be determined by the Managing Member to be reasonable and necessary or appropriate for the formation, qualification, or registration and operation of a series limited liability company or other similar entity in the State of Delaware and in any other state where the Company and/or a particular Series may elect to do business.

1.7.   **Power of Attorney**.

(a) Grant of Power. Each Series Investing Series Member hereby constitutes and appoints the Managing Member, and each of its designated Managers or authorized representatives (and any successors thereto by assignment or otherwise and the authorized representatives thereof) with full power of substitution, as their true and lawful agent and attorney-in-fact, with full power and authority in its name, place, and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices, as applicable or appropriate: (i) all certificates and other instruments and all amendments or restatements thereof that the Managing Member deems reasonable and appropriate or necessary to qualify or register, or continue the qualification or registration of, the Company as a series limited liability company or other similar entity in all jurisdictions in which the Company and/or a particular Series may conduct business or own property; (ii) all instruments, including an amendment or restatement of the Limited Liability Company Agreement, that the Managing Member deems appropriate or necessary to reflect any amendment, change, or modification of the Limited Liability Company Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the Managing Member deems appropriate or necessary to reflect the dissolution, liquidation and termination of the Company and/or of a particular Series pursuant to the terms of the Limited Liability Company Agreement; (iv) all instruments relating to the admission or substitution of any Series Member; (v) all ballots, consents, approvals, waivers, certificates, and other instruments appropriate or necessary, in the sole discretion of the Managing Member, to make, evidence, give, confirm, or ratify any vote, consent, approval, agreement, or other action that is made or given by the Series Investing Series Members hereunder, is deemed to be made or given by the Series Investing Series Members hereunder, or is consistent with the terms of the Limited Liability Company Agreement and appropriate or necessary, in the sole discretion of the Managing Member, to effectuate the terms or intent of the Limited Liability Company Agreement; provided that, with respect to any action that requires the vote, consent, or approval of a stated percentage of the Series Members under the terms of the Limited Liability Company Agreement, the Managing Member may exercise the power of attorney granted in this subsection (v) only after the necessary vote, consent, or approval has been made or given. Nothing herein contained shall be construed as authorizing the Managing Member to amend the Limited Liability Company Agreement except in accordance with Article V of the Limited Liability Company Agreement or as otherwise provided in the Limited Liability Company Agreement.

(b) Irrevocability. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive, and not be affected by, the death, incompetency, incapacity, disability, dissolution, bankruptcy or termination of any Series Investing Series Member, or the transfer of all or any portion of its Series Membership Interest and shall extend to such Series Investing Series Member's heirs, successors, assigns and legal representatives. Each Series Investing Series Member agrees to be bound by any representations made by the Managing Member acting in good faith pursuant to such power of attorney; and each Series Investing Series Member hereby waives any and all defenses that may be available to contest, negate or disaffirm any action of the Managing Member taken in good faith under such power of attorney. Each Series Investing Series Member shall execute and deliver to the Managing Member within 15 days after receipt of the Managing Member' request therefor, such further designations, powers of attorney, and other instruments as the Managing Member deems necessary to effectuate the Limited Liability Company Agreement and the purposes of the Company and/or of a particular Series.

1.8   **Series and Series Membership Interests**.

(a) The Company may establish one or more separate Series as contemplated by the LLC Act. Each Series may have separate Series Members, Managers, Series Membership Interests, or assets that have (i) separate rights, powers, or duties with respect to specified property or obligations of the Series or profits and losses associated with specified property or obligations; or (ii) have separate business purposes or investment objectives. Any given Series established by the Company may carry on any business, purpose, or activity, whether or not for profit, that is not prohibited by law. Notwithstanding any other law, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of that Series only, and shall not be enforceable against the assets of the Company generally or any other Series. None of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of a particular Series. The Company shall file its Certificate of Formation in accordance with Section 1.6 of the Limited Liability Company Agreement, above, complying with Section 18-215 of the LLC Act, so limiting the liability of each Series as provided herein.

(b) Upon admission to the Company, each Series Member may be designated as a Series Investing Series Member of a particular Series. A Series Member may be a Series Member of more than one Series. Each Series Member shall have the rights, duties and powers only as provided with respect to the Series of which it is a Series Member. Series Members of a Series will be designated by the Managing Member pursuant to an applicable Subscription Agreement. No Series Member shall have the right to vote any matter pertaining to a particular Series, or with respect to the Company generally, except as herein expressly provided.

1.9 **Qualification in Other Jurisdictions**. The Company may register in any jurisdiction outside of Delaware as a foreign limited liability company. Likewise, any Series may form one or more subsidiary entities to conduct business, hold assets, etc., within or without the State of Delaware.

1.10 **No U.S. State Law Partnership**. The Company shall not be a partnership or joint venture under any U.S. state law, and no Series Member or Manager shall be a partner or joint venturer of any other Series Member or Manager for any purposes other than under the Code or other applicable tax laws, and neither the Limited Liability Company Agreement nor any Series Agreement shall be construed otherwise.

ARTICLE II

DEFINITIONS

The following definitions apply to the terms (whether capitalized or not) used in the Memorandum, the Limited Liability Company Agreement, and/or any Series Agreement unless otherwise defined or clearly indicated to the contrary:

"Act" means the Securities Act of 1933, as amended.

"Accredited Investor" means (i) a natural person whose individual net worth (not including the value of their primary residence), or joint net worth with your spouse, presently exceeds $1,000,000; (ii) a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with their spouse in excess of $300,000 in each of those years and they reasonably expect reaching the same income level in the current year; (iii) a corporation, partnership, trust, limited liability company, or other entity in which all of the equity owners are "accredited investors"; (iv) a trust with total assets in excess of $5,000,000 and was not formed for the specific purpose of acquiring Series Units, the trustee of which has such knowledge and experience financial and business matters that it is capable of evaluating the merits and risks of investing in Series Units; (v) a bank, savings and loan association or other financial institution, a registered securities broker or securities dealer, or an insurance company; (vi) a registered investment company or business development company, a licensed Small Business Investment Company, or a private business development company; (vii) a state-sponsored pension plan with total assets in excess of $5,000,000; (viii) an employee benefit plan which either (a) has a fiduciary that is a bank, savings and loan association, insurance company, or registered investment adviser; (b) has total assets in excess of $5,000,000; or
(c) is a self-directed plan and investment decisions are made solely by persons that are "accredited investors"; (ix) a non-profit organization described in section 501(c)(3) of the Internal Revenue Code that was not formed for the specific purpose of acquiring Series Units having total assets in excess of $5,000,000; or (x) a director, executive officer, or manager of the Company or of a particular Series or a director, executive officer, or manager of the Company's Managing Member.

"Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, or to hold or to control the holder of 10 percent or more of the outstanding voting securities of such Person.

"Capital Account" means the capital account maintained for a Series Member pursuant to Section 3.2 of the Limited Liability Company Agreement.

"Capital Contribution" means any asset or property of any nature contributed by a Series Member to the capital of the Company or to the capital of a particular Series pursuant to the provisions of the Limited Liability Company Agreement or an applicable Series Agreement.

"Certificate of Formation" means the Certificate of Formation filed with the Secretary pursuant to Section 1.6 of the Limited Liability Company Agreement, as may be amended or restated from time to time.

"Code" means the Internal Revenue Code of 1986, as from time to time amended and in effect.

"Consent" means the written consent of a Person, or the affirmative vote of such Person at a meeting called and held pursuant to Article V of the Limited Liability Company Agreement, or pursuant to a provision of a Series Agreement, as the case may be, to do the act or thing for which the consent is solicited, or the act of granting such consent, as the context requires.

"LLC Act" means the Delaware Limited Liability Company Act, as amended.

"Event of Withdrawal of the Managing Member" means an event that makes it impossible for the Managing Member to continue to manage the Company and/or a particular Series (i.e., death, bankruptcy, dissolution, termination, or adjudication of incompetency).

"Company" means Everly Mae Capital Group LLC, the Delaware series limited liability company formed pursuant to the Limited Liability Company Agreement and/or its successors or assigns.

"Indemnitee" means the Managing Member, any Person who is or was an Affiliate of the Managing Member, any Person who is or was an officer, director, manager, employee, agent, trustee, partner, Series Member or shareholder of the Managing Member or any such Affiliate, or any Person who is or was serving at the request of the Managing Member or any such Affiliate as a director, manager, officer, employee, partner, agent or trustee of another Person; provided that a Person shall constitute an "Indemnitee" only with respect to acts, omissions or matters deriving from or relating to the business, operations or investments of the Company and/or of a particular Series.

"Investment" means an investment made by the Company and/or by a particular Series, whether in the form of debt, equity, or a combination thereof, in a Property or Properties, Person, Business or any real estate related concern or enterprise.

"Limited Liability Company Agreement" means the Limited Liability Company Agreement for the Company per the LLC Act, as it may be amended, supplemented or restated from time to time.

"Liquidator" has the meaning specified in Section 7.2 of the Limited Liability Company Agreement.

"Majority in Interest" means the Percentage Interests or Units aggregate greater than fifty percent (50%) of the Percentage Interests or Units of all Series Members of the Company or of a particular Series as the case may be.

"Managing Member" means Private Equity Capital Management, LLC, a California limited liability company, and any other Person who is appointed to replace the same as the Managing Member in accordance with the terms of the Limited Liability Company Agreement.

"Management Series" means the Series established herein entitling the holder thereof to actively participate in the Management of the Company and/or of the affairs of a particular Series as provided in such Series Agreement.

"Management Series Unit" means a Series Membership Interest in the Management Series. The Company may issue any number of Management Series Units. Except as otherwise provided, all Management Series Units are fully vested in the Managing Member as fully paid, non-assessable Units.

"Series Members" means the Managing Member and the Series Investing Series Members. In its singular form it means any one of the Series Members.

"Series Membership Interest" means the Percentage Interest acquired by a Series Member in the Company and/or in a particular Series, including, without limitation, such Series Member's right: (i) to a distributive share of the income, gain, loss, deduction, and credit of the Company and/or of a particular Series; (ii) to a distributive share of the assets of the Company and/or of a particular Series; (iii) if a Series Investing Series Member, to Consent on those matters described in the Limited Liability Company Agreement and/or the Series Agreement related to their Series Membership Interest; and (iv) if the Managing Member, to participate in the management and operation of any Series.

"Memorandum" means the Offering memorandum utilized by the Company and/or a particular Series to disclose risks and describe the Company's proposed activities, or that of a particular Series, and explain the terms of the offering of Units to prospective Series Investing Series Members.

"Non-Managing Member" means any Person holding a Series Membership Interest other than the Managing Member or a Series Investing Series Member.

"Non-Managing Membership Interest" refers to a Managing Membership Interest conveyed from the Managing Member to a third party pursuant to this Agreement upon which event it is stripped of any and all management rights, consent rights, and entitlement to share in any fees, compensation, or the like.

"Offering" refers to the offering of Units for sale to prospective Series Investing Series Members via delivery of the Memorandum.

"Percentage Interest" means a Series Member's share of revenue, capital, or other disposition of assets of the Company and/or of a particular Series and the Series Member's percentage right to receive distributions of Fund and/or Series assets according to the number of Units purchased in the Series subject to the express provisions of the applicable Series Agreement. The Percentage Interest of each Series Member in the Company and/or in a particular Series shall be the percentage or number of Units set forth opposite such Series Member's name on ~~Schedule A t~~o the ~~Limited Liability Company Agreement~~, the Series into which the Series Member has invested as such schedule may be amended from time to time in accordance with the Limited Liability Company Agreement.

"Person" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association or other business enterprise.

"Preferred Return", if applicable to a Series, means an amount that accrues at a per annum rate on a Series Member's Capital Contribution as provided in the Series Agreement establishing such Series.

"Property" or "Properties" refers to any real property being developed, intended to be acquired, renovated, and improved by the Company, a particular Series or its Affiliates in accordance with the Company's or Series' business plan as described in the Memorandum.

"Record Date" means the date established by the Managing Member for determining the identity of Series Investing Series Members entitled to give Consent to Fund and/or Series action or entitled to exercise rights in respect of any other lawful action of Series Investing Series Members.

"Redemption" means the process of redeeming or buying back of Units by the Series and/or the Company as may be provided by the Limited Liability Company Agreement and/or a Series Agreement.

"Regulations" means the income tax regulations promulgated under the Code, as from time to time amended and in effect (including corresponding provisions of succeeding regulations).

"Right of First Refusal", if applicable to a Series, means the right of Series Investing Series Members to participate in future offerings or opportunities pursued by their particular Series according to terms established by the Managing Member.

"Roll-Up" means a transaction involving the acquisition, merger, conversion, or consolidation, either directly or indirectly, of one or more Series or the Series as a whole and the issuance of securities of a Roll-Up Entity.

"Roll-Up Entity" means a partnership, trust, corporation or other entity that would be created or survive after the successful completion of a proposed roll-up transaction.

"Series" means each separate series of Series Membership Interest in the Series established by a Series Agreement or provided in the Limited Liability Company Agreement and in accordance with Section 18-215 of the LLC Act The Managing Member may establish various Series with differing Series Investing Series Members and differing classes of Series Membership Interest within a particular Series with differing or relative rights, powers, designations, preferences and relative, participating, optional or other rights, and specific qualifications, limitations and restrictions related to the separate assets or liabilities of such Series.

"Series Investing Series Member" means any Person other than the Managing Member (i) whose name is set forth on Schedule A of the Limited Liability Company Agreement, attached hereto, as a Series Investing Series Member, or who has been admitted as an additional or substituted Series Investing Series Member pursuant to the terms of the Limited Liability Company Agreement and/or of a particular Series Agreement, and (ii) who is the owner of a Unit. In its plural form it means all such Persons.

"Series Member" means a Series Member of a particular Series.

"Sharing Ratios" means the percentages in which the Series Members participate in and bear certain items related to the Series' financial affairs and/or within a particular Series. Sharing Ratios shall be established separately for each Series and for each Series Member therein in the Series Agreement establishing such Series.

"Sponsor", with respect to a Series, means the Managing Member. "Sponsor" does not include attorneys, accountants, petroleum engineering consultants, geologists, underwriters, or other persons whose compensation is for professional services rendered in connection with the offering or placement of Units.

"Subscription" means the amount indicated on the Subscription Agreement that a Series Investing Series Member has agreed to pay to the Series as their Capital Contribution.

"Subscription Agreement" means the agreement attached to the Memorandum by way of exhibit whereby prospective Series Investing Series Members subscribe for Units.

"Series Agreement" means a supplement to the Limited Liability Company Agreement establishing a Series, substantially in the form attached to the Memorandum as Exhibit A, executed by the Managing Member and, where required hereunder, the Series Investing Series Members subscribing for such Series via an applicable Subscription Agreement. Each Series Agreement is hereby incorporated into and made a part of the Limited Liability Company Agreement. In the event of a conflict regarding the terms of a Series between provisions of its Series Agreement and the Limited Liability Company Agreement, the provisions of its Series Agreement shall control.

"Transfer" has the meaning set forth in Section 6.1(a) of the Limited Liability Company Agreement.

"Unit" means an undivided Series Membership Interest of a Series Member in the aggregate interest in the allocation of revenue, capital, or other disposition of a particular Series' assets, after expenses. Unless otherwise provided in the applicable Series Agreement, any Series may issue any number of Units.


ARTICLE III

FINANCIAL MATTERS


3.1. **Capital Contributions**.

(a) Initial Contributions; Units. As good and valuable consideration for its Management Series Units, the Managing Member shall cause the formation of one or more Series and shall thereafter contribute to each established Series the opportunity to acquire and/or invest in a Property or Properties or such other Investment as identified and selected by the Managing Member in its sole discretion. The Managing Member may advance to the Series certain organizational costs and upstart or other expenses. Subsequently, each Series Investing Series Member (whose name, address, designated Series and number of Units subscribed for are set forth on Schedule A attached hereto) shall contribute capital to the Series in the form of cash or other consideration as provided in the applicable Series Agreement for each Unit purchased. Unless otherwise provided in the applicable Series Agreement, all funds contributed to the Company and/or to a particular Series shall not be escrowed and shall immediately be available for use by the Managing Member to expend as necessary on behalf of the Company and/or a specific Series to cover costs, fees, and other expenses to pursue the Company's objectives or that of a particular Series. Unless otherwise provided in the applicable Series Agreement, the Company or any given Series may sell or issue as many Units as deemed necessary in its sole discretion to achieve the Company's objectives or that of a particular Series. Such action may have a dilutive effect on the Series Investing Series Members' Percentage Interest in the Company and/or in a particular Series. Unless otherwise provided in the applicable Series Agreement, any Units not sold to Series Investing Series Members will be retained by the Managing Member. Persons hereafter admitted as Series Members shall make such contributions of cash (or promissory obligations), property or services to the Company as shall be determined by the Managing Member (subject to the approval of the Series Investing Series Members as provided in Section 5.6(a) hereof) at the time of each such admission or as otherwise provided in the applicable Series Agreement. Schedule A hereto reflects the Percentage Interest of each Series Member in their respective Series, as applicable. Schedule A shall be amended from time to time by the Managing Member to reflect changes in Percentage Interests resulting from the admission of additional or substitute Series Members, the withdrawal of Series Members or transfers of Series Membership Interests, the establishment of various Series, etc., in each case accomplished in accordance with the terms of the Limited Liability Company Agreement. The combined Percentage Interests of all Series Members shall at all times equal 100%.

3.2. **Capital Accounts**.

(a) A separate Capital Account shall be maintained for each Series Member as to each Series in which they have a Series Membership Interest. Each Series Member's Capital Account shall be credited with the amount of money and the fair market value of property (net of any liabilities secured by such contributed property that the Company and/or a particular Series assumes or takes subject to) contributed by that Series Member to the Company and/or to the Series; the amount of any Fund and/or Series liabilities assumed by such Series Member (other than in connection with a distribution of Fund and/or Series property), and such Series Member's distributive share of Fund and/or Series revenue, capital, of other disposition of assets (including tax exempt income). Each Series Member's Capital Account shall be debited with the amount of money and the fair market value of property (net of any liabilities that such Series Member assumes or takes subject to) distributed to such Series Member; the amount of any liabilities of such Series Member assumed by the Company and/or by a particular Series (other than in connection with a contribution); and such Series Member's distributive share of Fund and/or Series losses (including items that may be neither deducted nor capitalized for federal income tax purposes).

(b) Notwithstanding any provision of the Limited Liability Company Agreement to the contrary, each Series Member's Capital Account shall be maintained and adjusted in accordance with the Code and Regulations, including, without limitation, (i) the adjustments permitted or required by Internal Revenue Code Section 704(b) and, to the extent applicable, the principles expressed in Internal Revenue Code Section 704(c); and (ii) adjustments required to maintain Capital Accounts in accordance with the "substantial economic effect test" set forth in the Regulations under Internal Revenue Code Section 704(b).

(c) Any Series Member, including any substitute Series Member, who shall receive a Series Membership Interest (or whose Series Membership Interest shall be increased) by means of a transfer to it of all or a part of the Series Membership Interest of another Series Member, shall have a Capital Account that reflects the Capital Account associated with the transferred Series Membership Interest (or the applicable percentage thereof in case of a transfer of a part of an interest).

3.3. **Allocations and Distributions**.

(a) All items of Fund and/or Series income, gain, loss, deduction, credit or the like for each taxable year shall be allocated among the Series Members in accordance with the provisions of the applicable Series Agreement. Notwithstanding any provision hereof to the contrary or that of any Series Agreement, Series Investing Series Members shall only be entitled to share in revenue, capital, or other disposition of assets related to the Series in which they hold a Series Membership Interest and not from any other Series.

(b) The Managing Member shall distribute to the Series Members, in accordance with the terms of the applicable Series Agreement, so much of the Company's and/or of a Series' revenue, capital, or other disposition of assets, if any, as the

Managing Member in their sole discretion may determine are not required for the operation for the Company's and/or Series' business.

(c) Notwithstanding any Series Agreement, the Managing Member shall have the right to establish such reserves as they may from time to time determine are necessary or appropriate in connection with the conduct of the Company's and/or a Series' business (including reserves for anticipated capital expenses and contingency reserves to handle unanticipated cost overruns). Amounts paid to the Managing Member under Article IV of the Limited Liability Company Agreement shall not be deemed to be distributions for purposes of this Section 3.3(c). All amounts withheld pursuant to the Code or any applicable provision of state, local or foreign tax law with respect to any distribution to a Series Member shall be treated as amounts distributed to such Series Member pursuant to this Section 3.3(c) for all purposes of the Limited Liability Company Agreement.

3.4. **Partnership Representative**. The Managing Member is hereby designated as the "Partnership Representative" for purposes of Sections 6231 of the Code and the Regulations promulgated thereunder. The Partnership Representative is authorized and required to represent the Company and each Series, at the Company's and/or Series' expense, in connection with all examinations of the Company's affairs and that of any Series by tax authorities, including resulting administrative and judicial proceedings and, in the discretion of the Partnership Representative, to expend funds for professional services and costs associated therewith. The Partnership Representative shall promptly advise each Series Member having an interest of any audit proceedings proposed to be conducted with respect to the Company and/or any given Series. In the event the Managing Member ceases to be a Series Member of the Company, a successor Partnership Representative shall be appointed by the remaining Series Members. All costs incurred by the Partnership Representative and/or the Company and/or its Affiliates in connection with fulfilling duties under this Section 3.4 shall be apportioned from amongst the Series in proportion to the time expended by the Partnership Representative related to such Series in bringing any matter contemplated hereunder to resolution.

3.5. **Taxation as a Partnership**. It is the intention of the Series Members that the Company, including each Series established hereunder, shall be taxed as a "partnership" for federal, state, local and foreign income tax purposes. The Series Members agree to take all actions, including the execution of documents, as may be requested by the Managing Member in order for the Company and/or each Series to qualify for and receive "partnership" treatment for federal, state, local and foreign income tax purposes. No election shall be made by the Company, any Series, or any Series Member for the Company and/or Series to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

3.6. **Fiscal Year**. The fiscal year of the Company and each Series shall be the calendar year unless otherwise determined by the applicable Series Agreement.

3.7. **Interest**. Unless otherwise provided in the applicable Series Agreement, no interest shall be paid by the Company or by any Series on Capital Contributions or on balances in Series Members' Capital Accounts.

3.8. **No Withdrawal**. Unless otherwise provided in the applicable Series Agreement, no Series Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Account, or to receive any distributions from the Company or Series, except as provided in Section 3.3, Section 6.4 and Article VII hereof.

3.9. **Loans from Series Members**. Loans by a Series Member to the Company or to a Series shall not be considered Capital Contributions. If any Series Member shall advance funds to the Company or to a Series in excess of the amounts required hereunder to be contributed by it to the capital of the Company or Series, the making of such excess advances shall not result in any increase in the amount of the Capital Account of such Series Member. The amount of any such excess advances shall be a debt of the Company, or a debt of the Series as the case may be, to such Series Member and shall be payable or collectible only out of Fund and/or Series assets in accordance with the terms and conditions upon which such advances are made. Notwithstanding any Series Agreement or any provision hereof to the contrary, no debt of a particular Series shall be the obligation of the Company or of any other Series.

3.10. **Compensation and Reimbursement of Managing Member**.

(a) Compensation. The Managing Member and their respective Affiliates may receive compensation from the Company and/or from a particular Series for services rendered pursuant to agreements with the Company and/or such Series, including agreements pursuant to which the Managing Member or their Affiliates may provide management services or conduct operations of the Company or Series.

(b) Reimbursement for Organizational Expenses. In addition to amounts paid under other Sections of the Limited Liability Company Agreement, the Managing Member and their respective Affiliates shall be reimbursed for all expenses, disbursements, and advances incurred or made, and all fees, deposits, and other sums paid in connection with the organization of the Company and of each Series, including the qualification of the Company and each Series to do business and all related matters.

(c) Reimbursement for Operational Expenses. In addition to amounts paid under other Sections of the Limited Liability Company Agreement, the Managing Member shall be reimbursed at any time and from time to time for all costs and expenses that the Managing Member and their respective Affiliates incur on behalf of, or in the management and operation of the business of, the Company and each Series, including, but not limited to, that portion of the Managing Member's and their respective Affiliates' legal and accounting costs and expenses, telephone, secretarial, travel, and entertainment expenses, brokerage and professional consultant costs, office rent and other office expenses, salaries and other compensation expenses of employees, agents, and representatives, and other general, administrative, and additional expenses that are necessary or appropriate to the conduct of the Company's and/or any Series' business and allocable to the Company and/or Series. The Managing Member shall determine the expenses that are allocable to the Company and/or to any particular Series. Where all Series are benefited directly or indirectly, such expenses shall be apportioned amongst all Series pro-rata according to available capital. Such reimbursements shall be in addition to any reimbursement to the Managing Member or their Affiliates as a result of the indemnification provided under Section 4.7 of the Limited Liability Company Agreement.

3.11. **Records and Accounting**. The Managing Member shall keep or cause to be kept appropriate books and records with respect to the Company's business and separate books and records of each particular Series which shall at all times be kept at the principal office of the Company or of a particular Series or such other office or offices as the Managing Member may designate for such purpose. The books of the Company and of each particular Series shall be maintained for financial reporting purposes on the accrual basis or on a cash basis, as the Managing Member shall determine in their sole discretion. The Managing Member, on its own initiative or upon request by a Series Investing Series Member, may cause to be prepared and furnish financial statements of the Company or of a particular Series in which such Series Investing Series Member holds a Series Membership Interest, on an annual or other regular interval basis. The Managing Member shall also be responsible for causing the preparation and distribution to all Series Members of all reasonably required tax reporting information.

3.12. **Redemption**. Absent the showing of hardship, Series Investing Series Members will be required to hold the Series Units for at least 12 months. Thereafter, Series Investing Series Members may request the redemption of their Units provided at least 90 days prior written notice is provided to the Managing Member. However, a redemption request may or may not be granted by the Managing Member due to market conditions, the financial position or liquidity level of the Series' assets, or for other reasons in the Managing Member's sole discretion. The Company may redeem the Series Units of any investor at any time to ensure compliance with securities laws or for any or no reason.


ARTICLE IV

MANAGEMENT AND OPERATION OF THE SERIES AND OF ANY SERIES


4.1. **Management Series**. Except as otherwise expressly provided in a Series Agreement, the Managing Member shall conduct, direct and exercise full control over all activities of the Company and of each Series and shall be a Series Member of each Series. Except as otherwise expressly provided in a Series Agreement, all management powers over the business and affairs of a Series shall be exclusively vested in the Managing Member and holders of Management Series Units, and the Series Investing Series Members shall have no right of control over the business and affairs of the Company or of any Series. In addition to the powers now or hereafter granted to a manager of a limited liability company under applicable law or that are granted to the Managing Member under any other provision of the Limited Liability Company Agreement (but subject to any required Consents of Series Investing Series Members as herein provided), except as otherwise expressly provided in a Series Agreement, the Managing Member and holders of Management Series Units shall have full power and authority to do all things deemed necessary or desirable by them to conduct the business of the Company and of each Series, including, without limitation: (i) the determination of the activities in which the Company and/or each Series will participate; (ii) the making of any expenditures, the borrowing of money, the guaranteeing of indebtedness and other liabilities, the issuance of evidences of indebtedness, and the incurrence of any obligations they deem necessary or advisable for the conduct of the activities of the Company and/or of each Series, including the payment of compensation and reimbursement to the Managing Member and their respective Affiliates under Section 3.10 of the Limited Liability Company Agreement; (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company and/or of each Series; (iv) the use of the assets of the Company and/or of each Series (including, without limitation, cash on hand) for any Fund or Series purpose on any terms they consider appropriate, including, without limitation, the financing of operations of the Company and/or of each Series, the lending of funds to Persons, including Affiliates and other Series, and the repayment of obligations of the Company and/or of each Series; (v) the admission of additional or substitute Series Members; (vi) the negotiation, execution, and performance of any contracts that they consider desirable, useful, or necessary to the conduct of the business or operations of the Company and/or of any Series or the implementation of the Managing Member's powers under the Limited Liability Company Agreement; (vii) the distribution of Fund and/or Series cash or other assets; (viii) the selection, hiring, and dismissal of employees or consultants (who may be designated as officers or managers of the Company and/or of a particular Series), attorneys, accountants, engineers, geologists, geophysicists, brokers, consultants, contractors, agents, and representatives and the determination of their compensation and other terms of employment or hiring (including the adoption of pension or welfare plans); (ix) the maintenance of such insurance for the benefit of the Company or of a particular Series as they deem necessary or desirable; (x) the repurchase of the Series Membership Interest of a Series Member; (xi) the formation of any further limited liability companies, or partnerships, joint ventures, or other relationships that they deem desirable and the contribution to such Persons of assets and properties of the Company or of a particular Series; (xii) the control of any matters affecting the rights and obligations of the Company or of a particular Series, including the conduct of any litigation, the incurring of legal expenses, and the settlement or confession of claims, suits or judgments; and (xiii) the selection of Investments and/or Property to be acquired.

4.2. **Reliance by Third Parties**. Notwithstanding any Series Agreement or other provision of the Limited Liability Company Agreement to the contrary, no lender or purchaser or other Person, including any purchaser of property from the Company or from a Series, or any other Person dealing with the Company or any particular Series, shall be required to verify any representation by the Managing Member as to its authority to encumber, sell, or otherwise use any assets or properties of the Company and/or of a particular Series, and any such lender, purchaser or other Person shall be entitled to rely exclusively on such representations, and shall be entitled to deal with the Managing Member as if it were the sole party in interest therein, both legally and beneficially. Each Series Investing Series Member hereby waives any and all defenses or other remedies that may be available against any such lender, purchaser or other Person to contest, negate, or disaffirm any action of the Managing Member in connection with any such financing, sale or other transaction. In no event shall any Person dealing with the Managing Member or the Managing Member's representative with respect to any business or property of the Company or of a particular Series be obligated to ascertain that the terms of the Limited Liability Company Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or the Managing Member's representative; and every contract, agreement, deed, mortgage, security agreement, promissory note, or other instrument or document executed by the Managing Member or the Managing Member's representative with respect to any business or property of the Company or of any particular Series shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery thereof the Limited Liability Company Agreement was in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms and provisions of the Limited Liability Company Agreement and is binding upon the Company or upon the specific Series which is a party thereto, and (iii) the Managing Member or the Managing Member's representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Company or of the particular Series who is a party to such instrument or document. Notwithstanding any provision to the contrary, any Person dealing with the Company or any particular Series is advised that, notwithstanding any other law, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of that Series only, and shall not be enforceable against the assets of the Company generally or any other Series. None of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of a particular Series.

4.3. **Outside Activities; Conflicts of Interest**. The Managing Member or any Affiliate thereof and any director, officer, employee, agent or representative of the Managing Member or any Affiliate thereof shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or to a particular Series, including business interests and activities in direct competition with the Company or a particular Series. Neither the Company, any Series, nor any of the Series Members shall have any rights by virtue of the Limited Liability Company Agreement or the Company or any Series created hereunder in any business ventures of the Managing Member, any Affiliate thereof, or any director, officer, manager, employee, agent or representative of the Managing Member or any Affiliate thereof. The Managing Member shall devote only such part of its time to the affairs of the Company and/or of each Series as is reasonably necessary in the Managing Member's opinion for the conduct of the Company's or such Series' business and it is expressly understood and agreed that (i) the Managing Member intends to and shall have the right to delegate management authority for the Company and/or for any Series pursuant to management, operating or other agreements, and (ii) the Managing Member shall not be required to devote its entire time or attention to the business of the Company or of any particular Series.

4.4. **Resolution of Conflicts of Interest**. Unless otherwise expressly provided in the Limited Liability Company Agreement (i) whenever a conflict of interest exists or arises between the Managing Member or any of its Affiliates, on the one hand, and the Company or any Series or Series Member, on the other hand, or (ii) whenever the Limited Liability Company Agreement provides that the Managing Member shall act in a manner that is, or provide terms that are, fair and reasonable to the Company or any Series or Series Member, the Managing Member shall resolve such conflict of interest, take such action, or provide such terms considering, in each case, the relative interests of each party to such conflict, agreement, transaction, or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, any applicable generally accepted accounting practices or principles and such other factors as the Managing Member deems appropriate in their sole discretion, and, in, the absence of bad faith by the Managing Member, the resolution, action, or terms so made, taken, or provided by the Managing Member shall not constitute a breach of the Limited Liability Company Agreement or a breach of any standard of care or duty imposed herein or under the LLC Act or any other applicable law, rule, or regulation. Without limitation of the foregoing, whenever a particular transaction, arrangement or resolution of a conflict of interest is required under the Limited Liability Company Agreement to be "fair and reasonable" to any person, the fairness and reasonableness of such transaction, arrangement or resolution shall be considered on the whole in the context of all similar or related transactions, and in the context of all transactions, relationships and arrangements between or among the relevant Persons or their respective Affiliates.

4.5. **Reliance by Managing Member**.

(a) The Managing Member may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

(b) The Managing Member may consult with legal counsel, accountants, appraisers, management consultants, engineers, geologists, brokers, investment bankers, and other consultants and advisers selected by them, and any opinion of any such Person as to matters which the Managing Member believe to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Managing Member hereunder in good faith and in accordance with such opinion.

4.6. **Loans; Contracts with Affiliates**.

(a) The Managing Member or any Affiliate of the Managing Member may lend to the Company or to any Series funds needed or desired by the Company or such Series for such periods of time as the Managing Member may determine; provided, however, the Company or such Series pays interest, points and/or fees at rates and on terms that are commercially reasonable in the opinion of the Managing Member. The Company or a borrowing Series shall reimburse the Managing Member for any costs (other than interest) incurred by it in connection with the borrowing of funds.

(b) The Company and/or any Series may loan funds to the Managing Member, any Affiliate thereof, or to other Series or Persons; provided, however, the Company or lending Series receives interest, points and/or fees at rates and on terms that are commercially reasonable in the opinion of the Managing Member.

(c) The Managing Member may itself, or may enter into any arrangement with any of its Affiliates to, render services to the Company or to any Series.

(d) The Managing Member, or any Affiliate thereof, may sell, transfer or convey any property to, or purchase any property from, the Company or any Series.

(e) Notwithstanding any provision of the Limited Liability Company Agreement to the contrary, and notwithstanding any other law, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of that Series only, and shall not be enforceable against the assets of the Company generally or any other Series. None of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of a particular Series.

4.7. **Indemnification**.

(a)   To the fullest extent permitted by law, each Indemnitee shall be indemnified and held harmless by the Company and each Series having nexus (and each Series Investing Series Member of such Series), from and against any and all losses, damages, liabilities, expenses (including legal fees and disbursements), judgments, fines, settlements and all other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of its status as (i) the Managing Member or an Affiliate thereof, (ii) an officer, director, manager, employee, agent, trustee, partner, Series Member or shareholder of the Managing Member or an Affiliate thereof, or (iii) a person serving at the request of the Company or a Series in another entity in a similar capacity, if the Indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Company and/or of a particular Series and, with respect to any criminal proceeding, had no willful intent for its conduct to be unlawful; provided that no Indemnitee shall be entitled to indemnification if it shall be finally determined by a court of law that such Indemnitee's act or omission constituted willful misconduct or gross negligence. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified above.

(b)   Expenses (including legal fees and disbursements) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company and/or any Series with nexus to the same prior to the commencement or final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Company and/or Series of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 4.7.

(c)   The indemnification provided by this Section 4.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Series Members, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in the indemnified capacity and shall inure to the benefit of the heirs, successors, assigns and legal representatives of such Indemnitee.

(d)   The Company may purchase and maintain insurance, on behalf of the Managing Member and such other Persons as the Managing Member shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Company's activities, or that of any Series, regardless of whether the Company or such Series would have the power to indemnify such Person against such liability under the provisions of the Limited Liability Company Agreement.

(e)   An Indemnitee shall not be denied indemnification in whole or in part under this Section 4.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the Limited Liability Company Agreement.

(f)   The provisions of this Section 4.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and legal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

4.8. **Liability of Indemnitees**.

(a)   No Indemnitee shall be liable to the Company, to any Series or to any other Series Member for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith and in a manner reasonably believed by the Indemnitee to be in, or not opposed to, the best interests of the Company, Series or Series Member, or for errors of judgment, neglect or omission; provided, however, that an Indemnitee shall be liable for its willful misconduct or gross negligence.

(b)   The Managing Member may exercise any of the powers granted to it by the Limited Liability Company Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents or representatives, and the Managing Member shall not be responsible for any misconduct or negligence on the part of any agent or representative appointed by the Managing Member in good faith.

ARTICLE V

RIGHTS AND OBLIGATIONS OF SERIES INVESTING SERIES MEMBERS

5.1. **Liability of Series Investing Series Members**. No Series Investing Series Member, in such capacity, shall have any personal liability for the debts and obligations of the Series in which they hold Series Membership Interest or of the Company generally or of any other Series.

5.2. **No Participation in Management**. Except as otherwise provided by an applicable Series Agreement, no Series Investing Series Member, in their capacity as such, shall take part in the operation, management or control of the Company's business, or that of their respective Series or any other Series, or transact any business for or on behalf of the Company, their Series, or any other Series, or have any power to execute documents for or otherwise act for or bind the Company, their Series, or any other Series.

5.3. **Outside Activities**. Except as otherwise provided by an applicable Series Agreement, Series Investing Series Members shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or the Series in which they hold Series Membership Interest or other Series, provided such business interests and activities are not in direct competition with the Company or their particular Series or another Series. Neither the Company, any Series, nor any of the other Series Members shall have any rights by virtue of the Limited Liability Company Agreement in or with respect to any business ventures unrelated to the Company or Series of any Series Investing Series Member.

5.4. **Withdrawal of Capital**. Except as otherwise provided by an applicable Series Agreement, no Series Investing Series Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to the Limited Liability Company Agreement or upon dissolution as provided herein.

5.5. **Inspection Rights**.

(a) Each Series Investing Series Member shall have the right, at its own expense, for a purpose reasonably related to their Series Membership Interest in a particular Series, subject to such standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) as may be adopted by the Managing Member, to obtain from the Managing Member from time to time upon reasonable demand:

(i) true and full information regarding the status of the business and financial condition of the Series in which they own a Series Membership Interest;

(ii) properly, after becoming available, a copy of the Series' federal, state and local income tax returns for each year;

(iii) a copy of the Limited Liability Company Agreement, the Company's Certificate of Formation, and the Series Agreement related to their particular Series including any amendments thereto; and

(iv) such other information regarding the affairs of their particular Series as is just and reasonable.

(b) Notwithstanding the provisions of Section 5.5(a), the Managing Member may keep confidential from the Series Investing Series Members the names and addresses of the other Series Investing Series Members and that of Series Members of other Series, including, but not limited to, any other information that the Managing Member believes in its sole discretion to be confidential or in the nature of trade secrets or the disclosure of which the Managing Member in good faith believes in its sole discretion is not in the best interests of the Company and/or a particular Series or which the Company and/or Series is required by law or by agreements to keep confidential.

5.6. **Consent Rights of Series Investing Series Members**.

(a) The Series Investing Series Members shall have the right to Consent with respect to the following matters, which matters shall not be engaged in or taken by the Managing Member, the Company, or the particular Series in which they own a Series Membership Interest, unless the requisite Consent is obtained:

(i)   any sale of all or substantially all of the Company's assets including all or a majority of all Series, in a single transaction or a series of related transactions, or any merger, consolidation, domestication, Roll-Up or conversion of the Company or all or a majority of all Series with or into a Roll-Up Entity or any other entity or organization, shall require the approval of a Majority in Interest of all affected Series Members;

(ii)   except as otherwise provided in the applicable Series Agreement, any sale of all or substantially all of a particular Series' assets, in a single transaction or a series of related transactions, or any merger, consolidation, domestication, Roll-Up or conversion of such Series with or into a Roll-Up Entity or any other entity or organization, shall require the approval of a Majority in Interest of the Series Investing Series Members owning Series Membership Interest in such Series;

(iii)   pursuant to a 90% Vote of all Series Investing Series Members, the Series Investing Series Members may remove the Managing Member and appoint a successor Managing Member as provided in Section 6.3(b);

(iv)   except as otherwise provided in the applicable Series Agreement, pursuant to a 90% Vote of the Series Investing Series Members of a particular Series, the Series Investing Series Members of such Series may remove the Managing Member as a Series Member of such Series (but only such Series) and appoint a successor Managing Member for that Series only as provided in Section 6.3(b);

(v)   by the Consent of a Majority in Interest of all Series Investing Series Members, the Series Investing Series Members may (A) consent to the transfer by the Managing Member of its entire Series Membership Interest in the Company as provided in Section 6.2(a) of the Limited Liability Company Agreement; (B) consent to the dissolution of the Company as provided in Sections 7.1(a)(iii) or 7.1(a)(iv) of the Limited Liability Company Agreement; and (C) consent to the appointment of a successor Managing Member as provided in Section 7.1(b) of the Limited Liability Company Agreement; and

(vi)   except as otherwise provided in the applicable Series Agreement, by the Consent of a Majority in Interest of all Series Investing Series Members, the Series Investing Series Members may (A) consent to the transfer by the Managing Member of its entire Series Membership Interest in a particular Series as provided in Section 6.2(a) of the Limited Liability Company Agreement; (B) consent to the dissolution of a Series as provided in Sections 7.1(a)(iii) or 7.1(a)(iv) of the Limited Liability Company Agreement; and (C) consent to the appointment of a successor Managing Member for their particular Series as provided in Section 7.1(b) of the Limited Liability Company Agreement.

(b) Except as referenced in Section 5.6(a) or as otherwise provided in the Limited Liability Company Agreement or in the LLC Act, the Series Investing Series Members shall not have any right to vote or otherwise grant or withhold Consent with respect to Fund matters or that of a particular Series.

(c) Notwithstanding any provision of the Limited Liability Company Agreement to the contrary, no Consent shall be required in connection with a transfer made pursuant to Section 6.2(b) of the Limited Liability Company Agreement.

5.7. **Effect of Bankruptcy, Death or Incompetency of a Series Investing Series Member**. The bankruptcy, death, dissolution, termination or adjudication of incompetency of a Series Investing Series Member shall not cause the dissolution or termination of their Series Membership Interest in the Series to which they belong. Upon any such occurrence, the legal representative of such Series Investing Series Member shall have the rights of such Series Investing Series Member for the purpose of settling its estate or property, and such power as the Series Investing Series Member possessed to transfer its Series Membership Interest. The transfer by any such legal representative of any Series Membership Interest shall be subject to all of the restrictions hereunder to which such transfer would have been subject if made by the bankrupt, deceased, dissolved, terminated or incompetent Series Investing Series Member.

5.8. **Confidentiality; Non-Circumvention**. Each Series Investing Series Member shall be legally bound to the non-disclosure of information obtained directly or indirectly from the Managing Member, its agents or affiliates, regarding the business of the Company and/or that of a particular Series and shall not disclose to any third party any information regarding the same without written consent from the Managing Member. Each Series Investing Series Member further agrees not to circumvent, avoid, bypass, obviate or compete with the Company, the particular Series in which they own Series Membership Interest, or the

Managing Member in the pursuit of the business purpose of the Company, their respective Series, or the Managing Member, directly or indirectly, without obtaining a mutually agreed written waiver from the Managing Member both (a) during the time in which they hold Series Membership Interest in the Company and/or in a particular Series; and (b) for a period of two (2) years following the date the Series Investing Series Member ceases to be Series Member of the Company and/or of a particular Series for whatever reason. Each Series Investing Series Member further agrees that the affected Series, Fund and/or Managing Member shall be immediately and irreparably harmed by the violation of any of the foregoing provisions and that damages the affected Series, Fund and/or Managing Member will suffer may be difficult or impossible to measure. Therefore, upon any threatened, actual or impending violation of this Section of the Limited Liability Company Agreement, the affected Series, Fund and/or Managing Member shall be entitled to the issuance of a restraining order, preliminary and permanent injunction, without bond, restraining or enjoining such alleged violation by a Series Investing Series Member or such Series Member's agent, Affiliate, or representative or any other Person in receipt of information disclosed in violation of this Section of the Limited Liability Company Agreement. Such remedy to the affected Series, Fund and/or Managing Member shall be in addition to and not in limitation of any other remedy which may otherwise be available at law or in equity in the event of any breach of the provisions of this Section of the Limited Liability Company Agreement. No failure or delay by the affected Series, Fund or Managing Member in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof of any right, power, or privilege hereunder.

ARTICLE VI

TRANSFERS OF INTERESTS; WITHDRAWALS; CONVERSIONS

6.1. **Transfer**.

(a) The term "transfer", when used in this Article VI or elsewhere in the Limited Liability Company Agreement with respect to a Series Membership Interest, shall mean the sale, assignment, transfer, pledge, encumbrance, hypothecation, exchange, gift or other disposition of all or any portion of a Series Membership Interest, or any interest therein (including a transfer occurring by operation of law).

(b) No Series Membership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article VI. Any transfer or purported transfer of a Series Membership Interest not made in accordance with this Article VI shall be null and void.

6.2. **Transfers by the Managing Member**.

(a) The Managing Member may transfer all or any part of its Management Membership Interest in the Company or in a particular Series held by it as Managing Member. Any proposed transferee of all or any part of the interest of the Managing Member shall, except as provided in Section 6.2(b) of the Limited Liability Company Agreement, below, as a condition to such transfer, agree to become an additional or successor Managing Member of the Company. In connection with such transfer, such additional or successor Managing Member shall execute a counterpart of the Limited Liability Company Agreement, evidencing its agreement to serve as Managing Member and to be bound by all of the terms and conditions hereof. Such transferee shall be deemed to be admitted as an additional or successor Managing Member as of the effective time of the subject transfer. The Managing Member shall cause the Company's Certificate of Formation and any affected Series Agreements to be amended to reflect the admission of the new Managing Member and, as may be applicable, the withdrawal of the prior Managing Member by reason of a transfer of its entire Series Membership Interest as Managing Member.

(b) Unless otherwise provided in the applicable Series Agreement, the Managing Member may, at any time, without the consent of the Series Investing Series Members, convert a portion (but not all) of its Management Membership Interest in a particular Series into a Series Investing Membership Interest and assign and transfer the same to a Person provided such conversion does not adversely affect any senior preferences associated with the Series or have a dilutive effect upon existing Series Investing Series Members in which case such converted Series Membership Interest shall remain subordinate and/or at par with the Management Series but stripped of voting and management rights. The Managing Member shall not so convert all of its Management Membership Interest without first complying with Section 6.2(a) of the Limited Liability Company Agreement, above.

6.3. **Withdrawal or Removal of the Managing Member**.

(a) The Managing Member covenants and agrees that it will not voluntarily withdraw as a manager of the Company and/or any particular Series for the term of the Company and/or such Series, subject to its right to transfer its Series Membership Interest pursuant to Section 6.2.

(b) The Managing Member may not be removed from the Company. However, the Managing Member may be removed from a particular Series, and a successor Managing Member elected, only upon the Consent of a 90% Vote of affected Series Investing Series Members. Any such action for removal of the Managing Member must also provide for the election of a successor Managing Member and the conversion of the Series into a Roll Up Entity unaffiliated with the Company and or its Managing Member. Such removal shall be deemed effective immediately subsequent to the election of the successor Managing Member and said conversion of the Series. Such successor Managing Member, together with all then remaining Series Members of the Series, shall continue the Series as a non-Affiliated Roll Up Entity. The successor Managing Member shall also make the payment to the removed Managing Member required under Section 6.3(c).

(c) The removed Managing Member shall, in respect of its former Series Membership Interest in the affected Series as Managing Member which shall be succeeded to by the successor Managing Member, promptly receive from its successor in exchange for its Series Membership Interest as Managing Member an amount in cash equal to the fair market value of the removed Managing Member's Series Membership Interest, determined as of the effective date of removal. The removed Managing Member shall, as of the effective date of its removal, cease to share in any allocations or distributions with respect to its Series Membership Interest. For purposes of this Section 6.3(c), the fair market value of the removed Managing Member's Series Membership Interest shall be determined by agreement between the removed Managing Member and its successor or, failing agreement within thirty (30) days after the effective date of removal, by an independent appraiser or other independent expert selected by the removed Managing Member and its successor. If such parties cannot agree upon one independent appraiser or other independent expert within forty-five (45) days after the effective date of removal, then both the removed Managing Member and its successor shall have independent appraisals conducted at their own expense. Such appraisals shall then be averaged together to determine the amount to be paid by the successor Managing Member. In making their determination, such appraiser(s) or other independent expert shall consider the value of the affected Series' assets and such other factors as it may deem relevant. The expense of engaging the independent appraiser(s) or other independent expert that determines fair market value shall be borne one-half by the affected Series and one-half by the removed Managing Member.

6.4. **Event of Withdrawal of the Managing Member**. Upon the occurrence of an Event of Withdrawal of the Managing Member, but excluding a permitted transfer under Section 6.2, such Person shall cease to be the Managing Member and the Series Membership Interest held by it as Managing Member shall be deemed redeemed by the Company and/or by a particular Series as the case may be, simultaneously with the occurrence of the withdrawal. The withdrawing Managing Member or its successors, agents or assigns, shall be entitled to receive the fair value of its redeemed Series Membership Interest, determined in the same manner as referenced in Section 6.3(c); provided that references in Section 6.3(c) to the removed Managing Member shall be deemed references to the withdrawn Managing Member; and provided, further, that if the withdrawal was in violation of the Limited Liability Company Agreement, the redemption price of the withdrawn Managing Member's Series Membership Interest will equal eighty percent (80%) of the fair market value thereof.

6.5. **Transfers by Series Investing Series Members**.

(a) No Series Investing Series Member shall transfer all or any part of their Series Membership Interest without the prior written consent of the Managing Member. The Managing Member will not consent to any such transfer if the effect of the same, when taken together with other transfers of Series Membership Interests during the preceding twelve (12) months, would be to cause the Series to "terminate" for tax purposes within the meaning of Section 708 of the Code, or if in the opinion of the Managing Member, such transfer would require registration of Series Membership Interests under federal or state securities laws or would result in a violation of federal or state securities laws (including investment suitability standards).

(b) No transferee of all or any part of the Series Membership Interest of a Series Investing Series Member shall be admitted to the Series as a substitute Series Investing Series Member unless: (i) the Managing Member has consented to such substitution, the granting or denial thereof to be within the sole discretion of the Managing Member; (ii) the transferee has executed a counterpart of the Limited Liability Company Agreement, the applicable Series Agreement, and such other instruments as the Managing Member deems necessary or appropriate to confirm the undertaking of such transferee to be bound by all of the terms and provisions of the Limited Liability Company Agreement and the applicable Series Agreement; (iii) all expenses, including attorneys' fees, incurred by the Managing Member, the Company, or the Series in connection with the subject transfer shall have been paid or reimbursed by the transferor or transferee; (iv) the Company shall have been provided with a copy of the written instrument of transfer; and (v) the Managing Member shall have caused the transferee's admission as a substitute Series Investing Series Member to be reflected in the records of the Series. A transferee that is not admitted as a substitute Series Investing Series Member shall have only the economic rights of an assignee as provided in the LLC Act, and such transferee shall not otherwise possess or have the right to exercise any of the rights of a Series Investing Series Member hereunder or under the LLC Act.

6.6. **Withdrawal of a Series Investing Series Member**. Except as otherwise provided in the applicable Series Agreement, no Series Investing Series Member shall have the right to withdraw from their Series prior to the dissolution and winding up of such Series, except in connection with a permitted transfer of its entire Series Membership Interest.

ARTICLE VII

DISSOLUTION AND LIQUIDATION

7.1. **Dissolution**.

(a) Dissolution of Fund. Subject to Section 7.1(b), the Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following events:

　　(i)　　the sale or other disposition in a single transaction or series of related transactions of all or substantially all of the assets of the Company and the assets of all Series (e.g., Roll Up, etc.);

　　(ii)　　the election of the Managing Member to dissolve the Company along with the Consent of a Majority in Interest of the Series Investing Series Members of each Series; or

　　(iii)　　the occurrence of an Event of Withdrawal of the Managing Member (other than by reason of a transfer pursuant to Section 6.2).

(b) Notwithstanding the provisions of 7.1(a)(iii), the Company shall not be dissolved upon the occurrence of an event described in such subsection if, within ninety (90) days after such event, a Majority in Interest of the Series Investing Series Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of withdrawal of the withdrawn Managing Member, of a successor Managing Member. In the event the business of the Company is continued without dissolution upon the occurrence of an Event of Withdrawal of Managing Member as described in this Section 7.1(b), then the Series Membership Interest of the withdrawn Managing Member shall be deemed redeemed and it shall be entitled to receive the redemption price thereof determined under Section 6.4(a) hereof.

(c) Dissolution of a Series. Except as otherwise provided in the applicable Series Agreement, a Series shall be dissolved and its affairs wound up and terminated upon the first to occur of the following events:

　　(i)　　the expiration of the term, if any, of the Series as provided in the Series Agreement;

　　(ii)　　the sale or other disposition in a single transaction or series of related transactions of all or substantially all of the assets of the Series (e.g., Roll Up, etc.);

　　(iii)　　the election of the Managing Member to dissolve the Series along with the Consent of a Majority in Interest of the Series Investing Series Members of the Series to be dissolved;

　　(iv)　　an election pursuant to a 90% Vote of Series Investing Series Members of such Series; or

　　(v)　　subject to Section 7.1(d), the occurrence of an Event of Withdrawal of the Managing Member (other than by reason of a transfer pursuant to Section 6.2).

(d) Notwithstanding the provisions of 7.1(c)(iv) or (v), a Series shall not be dissolved upon the occurrence of an event described in such subsections if, within ninety (90) days after such event, a Majority in Interest of the Series Investing Series Members agree in writing to continue the business of the Series and to the appointment, effective as of the date of withdrawal of the withdrawn Managing Member or the date the election is made, of a successor Managing Member to manage the Series. Such agreement to continue the business of the Series must also provide for the conversion of the Series into a Roll Up Entity unaffiliated with the Company and or its Managing Member. In the event the business of the Series is continued without dissolution as described in this Section 7.1(d), then the Series Membership Interest of the withdrawn Managing Member shall be deemed redeemed and it shall be entitled to receive the redemption price thereof determined under Section 6.4(a) hereof.

7.2. **Liquidation**.

(a) Liquidation of Fund. Upon dissolution of the Company, the Managing Member, or if there is no remaining Managing Member, then such Person as is appointed by the Consent of a Majority in Interest of Series Members (the remaining Managing Member or Series Members or such other Person conducting the liquidation of Fund assets being referred to as the "Liquidator") shall liquidate the Company's assets within such reasonable period and upon such terms, price and conditions as are determined by the Liquidator. The terms of the Limited Liability Company Agreement shall continue to govern the rights and obligations of the Series Members and the conduct of Fund business during the period of winding up Fund affairs. The Liquidator, if other than the Managing Member, shall have and may exercise, without further authorization or consent of Series Members, all of the powers conferred upon the Managing Member under the terms of the Limited Liability Company Agreement (including, without limitation, the powers of attorney granted under Section 1.7) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

   (i) to creditors, including Series Members who are creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Company (whether by payment or by the establishment of reserves of cash or other assets of the Company for contingent liabilities in amounts, if any, determined by the Liquidator to be appropriate for such purposes), other than liabilities for distributions to Series Members and former Series Members under applicable provisions of the LLC Act;

   (ii) to Series Members and former Series Members in satisfaction of liabilities for distributions under applicable provisions of the LLC Act; and

   (iii) to the Series Members in accordance with the positive balances of their respective Capital Accounts (determined after allocating all income, gain, deduction, loss and other like items arising in connection with the liquidation of Fund assets and otherwise making all Capital Account adjustments required by Sections 3.2(a) or 3.2(b)).

(b) Liquidation of a Series. Unless otherwise provided for in the applicable Series Agreement, upon dissolution of a Series, the Managing Member or its successor or assign (referred to hereafter as the "Liquidator") shall liquidate the Series' assets within such reasonable period and upon such terms, price and conditions as are determined by the Liquidator. The terms of the Limited Liability Company Agreement and the applicable Series Agreement shall continue to govern the rights and obligations of the Series Investing Series Members and the conduct of the Series' business during the period of winding up Series affairs. The Liquidator, if other than the Managing Member, shall have and may exercise, without further authorization or consent of Series Members, all of the powers conferred upon the Managing Member under the terms of the Limited Liability Company Agreement (including, without limitation, the powers of attorney granted under Section 1.7) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of a Series. The Liquidator shall liquidate the assets of the Series, and apply and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(i)   to creditors of the Series, including Series Members who are creditors of the Series, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Series (whether by payment or by the establishment of reserves of cash or other assets of the Series for contingent liabilities in amounts, if any, determined by the Liquidator to be appropriate for such purposes), other than liabilities for distributions to Series Members and former Series Members of the Series under applicable provisions of the LLC Act;

(ii)   to Series Members and former Series Members of the Series in satisfaction of liabilities for distributions under applicable provisions of the LLC Act; and

(iii)   to the Series Members of the Series in accordance with the positive balances of their respective Capital Accounts (determined after allocating all income, gain, deduction, loss and other like items arising in connection with the liquidation of Series assets and otherwise making all Capital Account adjustments required by Sections 3.2(a) or 3.2(b)).

(c)   As each Series is independent from any other Series, notwithstanding any provision hereof or law to the contrary, the liquidation of a Series shall have no adverse legal or economic effect upon any other Series or upon the Company generally. However, the Company may not be liquidated until all Series have either been liquidated or otherwise disposed of.

7.3. Liquidator Discretion. Notwithstanding the provisions of Section 7.2 which require the liquidation of the assets of the Company or that of a particular Series, if on dissolution of the Company or a given Series the Liquidator determines that a prompt sale of part or all of the Company's or such Series' assets would be impractical or would cause undue loss to the value of Fund or of such Series assets, the Liquidator may defer for a reasonable time (up to three (3) years) the liquidation of any assets, except those necessary to timely satisfy liabilities of the Company or such Series (other than those to Series Members). No in-kind distributions shall be permitted.

7.4. Cancellation of Certificate of Formation; Series Agreements. Upon the completion of the distribution of Fund property as provided in Sections 7.2 and 7.3, the Company shall be terminated, and the Liquidator shall cause the cancellation of the Certificate of Formation and all qualifications of the Company as a series limited liability company and shall take such other actions as may be necessary to terminate the Company. Upon the completion of the distribution of a Series' property as provided in Sections 7.2 and 7.3, such Series shall be terminated, and the Liquidator shall cause the cancellation of the Series Agreement and all qualifications of the Series and shall take such other actions as may be necessary to terminate the Series. As each Series is independent from any other Series, notwithstanding any provision hereof or law to the contrary, the cancellation of a Series Agreement of a particular Series shall have no adverse legal or economic effect upon any other Series or upon the Company generally.

7.5. Return of Capital. No Managing Member or any Affiliate thereof shall be personally liable for the return of the Capital Contributions of the other Series Members, or any portion thereof, it being expressly understood that any such return shall be made solely from Fund assets or Series assets as the case may be.

7.6. Waiver of Partition. Each Series Member hereby waives any rights to partition of the Company's property and/or that of any particular Series.


ARTICLE VIII

AMENDMENT OF AGREEMENT;

MEETINGS; RECORD DATES; CONSENTS


8.1. Amendments to be Adopted Solely by Managing Member. Unless otherwise provided by a Series Agreement, the Managing Member, without need for the Consent of any Series Investing Series Member, may amend any provision of the Limited Liability Company Agreement and/or of any Series Agreement and execute, swear to, acknowledge, deliver, file, and record whatever documents may be required in connection therewith, to reflect:

(a)   a change in the name of the Company or of a particular Series, the registered office or registered agent of the Company or of a particular Series, or the location of the principal place of business of the Company or of a particular Series;

(b)   the admission, substitution or withdrawal of Series Members in accordance with the Limited Liability Company Agreement and/or any Series Agreement;

(c)   a change that the Managing Member has determined is necessary or appropriate (i) to qualify or register, or continue the qualification or registration of, the Company as a series limited liability company under the laws of any jurisdiction, (ii) to qualify or register, or continue the qualification or registration of, a Series to do business under the law of any jurisdiction in or through any Person or Affiliate, or (iii) to ensure that neither the Company nor any Series will be treated as an association taxable as a corporation for federal, state, local or foreign income tax purposes; or

(d)   a change that (i) the Managing Member have determined is desirable and in the interests of the Company or of a particular Series and the Series Members as a whole and that does not adversely affect the Series Investing Series Members in any material respect, or (ii) is necessary or desirable in the opinion of the Managing Member to satisfy any requirements, conclusions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute.

8.2. **Amendment Procedures**. Except as provided in Sections 8.1 and 8.3 of the Limited Liability Company Agreement, and unless otherwise provided by a Series Agreement, all amendments to the Limited Liability Company Agreement or any Series Agreement shall be adopted in accordance with the following requirements: (i) amendments may be proposed only by the Managing Member; (ii) if an amendment is proposed, the Managing Member shall seek the Consent of the requisite of the Series Investing Series Members having Series Membership Interest; (iii) a proposed amendment shall be effective upon its approval by the Managing Member and a Majority in Interest of the Series Investing Series Members unless a greater percentage is required; and (iv) the Managing Member shall notify all affected Series Members upon final adoption of any such proposed amendment.

8.3. **Special Amendment Requirements**. Notwithstanding the provisions of Sections 8.1 and 8.2 of the Limited Liability Company Agreement, no provision of the Limited Liability Company Agreement or any Series Agreement that establishes a percentage of the Series Members required to take any action shall be amended in any respect that would have the effect of reducing such Consent requirement, unless such amendment is approved by Consent of Series Members whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced. This Section 8.3 shall only be amended with the approval of the Managing Member and a 90% Vote of Series Investing Series Members.

8.4. **Meetings**. The Managing Member may call a meeting of the Series Investing Series Members of any particular Series or of the Company generally at any time to consider any matter on which the Series Investing Series Members are entitled to Consent pursuant to the terms of the Limited Liability Company Agreement or the LLC Act. Series Investing Series Members of a particular Series owning greater than fifty percent (50%) of the Percentage Interests or Units held by Series Investing Series Members of such Series may also call a meeting of the Series Members of such Series by delivering to the Managing Member a request in writing stating that the signing Series Investing Series Members desire to have a meeting of Series Investing Series Members called with respect to a Series matter upon which Series Investing Series Members have the right to Consent and indicating the specific purposes for which the Series meeting is to be called. Series Investing Series Members may not call a meeting for a Series in which they do not hold Series Membership Interest. Neither may Series Investing Series Members of one Series attend a meeting of another Series unless they also hold a Series Membership Interest in such Series. Series Investing Series Members requesting a meeting shall specify the Series Investing Series Members and their respective Percentage Interests or Units on whose behalf the Series Investing Series Members are exercising the right to call a meeting and only those specified Series Investing Series Members and Percentage Interests shall be counted for the purpose of determining whether the required percentage of Series Investing Series Members set forth in the proceeding sentence has been met. A meeting, whether called by the Managing Member at their volition or upon the request of Series Investing Series Members, shall be held at a time a place determined by the Managing Member on a date not more than sixty (60) days after the mailing of notice of the meeting. Notice of a meeting which is requested by Series Investing Series Members shall be mailed within thirty (30) days after receipt by the Managing Member of such request (or such longer period as reasonably may be required for the Managing Member to comply with the requirements of any applicable securities laws). If the terms of the foregoing Section 8.4 are modified in a Series Agreement of a particular Series with respect to the governance of meetings related to such Series, it shall have no effect on the Series Agreement of any other Series or upon the Company or this Section 8.4.

8.5. **Voting Procedures**. Unless otherwise provided by an applicable Series Agreement:

(a) For purposes of determining the Series Investing Series Members entitled to notice of or to vote at a meeting of the Series Investing Series Members or to give Consents without a meeting as provided in Section 8.7, the Managing Member may set a Record Date which, in the case of a meeting, shall not be less than ten (10) days nor more than sixty (60) days before the date of the meeting.

(b) Any Series Investing Series Member shall be entitled to vote at a meeting in person or by proxy. The Managing Member may establish policies regarding the period of time for which a proxy may be valid, the manner of executing or otherwise granting proxies, the manner for delivery of proxies and like matters. Except as otherwise determined pursuant to policies adopted by the Managing Member, the law of the State of Delaware pertaining to the validity and use of corporate proxies shall govern the validity and use of proxies given by Series Investing Series Members.

(c) Any Series Member may waive the requirement of the regular call and notice of meetings, or any other Consent requirement, whether before or after the meeting is held or the Consent given.

(d) The Managing Member shall have full power and authority concerning the manner of conducting any meeting of the Series Investing Series Members or solicitations of Consents in writing, including, without limitation, the determination of persons entitled to vote, the existence of a quorum, the conduct of voting or the manner of solicitation of Consents, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or the written Consent solicitation process. The Managing Member may designate a person to serve as chairman of any meeting and a person to take the minutes of any meeting, in either case, including, without limitation, a partner, director, manager or officer of the Managing Member. The Managing Member may make such other regulations consistent with applicable law and the Limited Liability Company Agreement as it may deem advisable concerning the conduct of any meeting of the Series Investing Series Members or solicitations of Consents in writing, including regulations regarding the appointment and duties of inspectors of votes and Consents, the submission and examination of proxies and other evidence of the right to vote, and the giving or revocation of Consents in writing.

8.6. **Quorum; Adjournments**. A Majority in Interest of the Series Investing Series Members represented in person or by proxy shall constitute a quorum at a meeting of Series Investing Series Members; provided that any action requiring approval of a specified vote of Series Investing Series Members hereunder shall require at least the affirmative vote called for in the Limited Liability Company Agreement. In the absence of a quorum, any meeting of Series Investing Series Members may be adjourned from time to time by the affirmative Consent of Series Investing Series Members who are holders of a majority of the Percentage Interests or Units represented either in person or by proxy. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than forty-five (45) days. At the adjourned meeting, the Company and/or Series, as the case may be, may transact any business which might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article V.

8.7. **Action Without a Meeting**. Any action that may be taken at a meeting of the Series Investing Series Members may be taken without a meeting if Consents in writing setting forth the action so taken are signed by Series Investing Series Members who are record holders of not less than the minimum Percentage Interests or Units that would be necessary to authorize or take such action at a meeting at which all the Series Investing Series Members were present and voted. Prompt notice of the taking of action without a meeting shall be given to all Series Members who have not consented in writing. Whether Consents are solicited by or on behalf of the Managing Member or by any other Person, the Managing Member may specify that any written ballot submitted to Series Investing Series Members for the purpose of taking any action without a meeting shall be returned to the Company or to the particular Series within the time, not less than twenty (20) days, specified by the Managing Member. Further the Managing Member in any such circumstance may identify a Record Date for determining Series Investing Series Members entitled to consent in writing. If Consent to the taking of any action by the Series Investing Series Members is solicited by any Person other than by or on behalf of the Managing Member, the written Consents shall have no force and effect unless and until (i) they are deposited with the Company or with the particular Series, as the case may be, in care of the Managing Member and (ii) such person shall have coordinated such solicitation with the Managing Member so that the Managing Member shall have had the opportunity to make determinations of policies, regulations, procedures, Record Dates and the like with respect to such solicitation and such matters shall have been complied with (it being understood that such actions by the Managing Member shall be taken in a timely manner and shall be exercised in the interest of the Series and the Series Investing Series Members for the purpose of achieving the orderly and balanced conduct of a Consent solicitation process).

ARTICLE IX

GENERAL PROVISIONS

9.1. **Addressees and Notices**. Any notice, demand, request or report required or permitted to be given or made to a Series Member under the Limited Liability Company Agreement shall be in writing and shall be delivered in person, by first class mail, by nationally recognized overnight courier or by registered or certified mail, return receipt requested, to the Series Member at his designated address (regardless of any claim of any Person who may have an interest in any Series Membership Interest by reason of an assignment or otherwise).

9.2. **Titles and Captions**. All article and section titles and captions in the Limited Liability Company Agreement are for convenience only, shall not be deemed part of the Limited Liability Company Agreement, and in no way shall define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of the Limited Liability Company Agreement.

9.3. **Pronouns and Plurals**. Whenever the context may require, any pronoun used in the Limited Liability Company Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

9.4. **Binding Effect**. This Limited Liability Company Agreement, including any Series Agreement, shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns. However, notwithstanding any law or provision hereof to the contrary, no Series Member may be bound to the terms of a Series Agreement unless they hold Series Membership Interest in the Series related to such Series Agreement.

9.5. **Integration**. Except as modified by a Series Agreement pertaining to a particular Series and not to the Company generally, the Limited Liability Company Agreement, as amended, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

9.6. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of the Limited Liability Company Agreement or any Series Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any covenant, agreement, term or condition. Any Series Member by an instrument in writing may, but shall be under no obligation to, waive any of its rights or any conditions to its obligations hereunder, or any duty, obligation or covenant of any other Series Member, but no waiver shall be effective unless in writing and signed by the Series Member making such waiver. No waiver shall affect or alter the remainder of the terms of the Limited Liability Company Agreement or any Series Agreement but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach.

9.7. **Counterparts**. This Limited Liability Company Agreement may be executed in counterparts or via a Subscription Agreement, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

9.8. **DELAWARE LAW APPLICABLE**. EXCEPT AS MAY BE MODIFIED BY A SERIES AGREEMENT PERTAINING TO A PARTICULAR SERIES AND NOT TO THE COMPANY GENERALLY, ALL MATTERS IN CONNECTION WITH THE POWER, AUTHORITY AND RIGHTS OF THE SERIES MEMBERS AND ALL MATTERS PERTAINING TO THE OPERATION, CONSTRUCTION, INTERPRETATION OR ENFORCEMENT OF THIS LIMITED LIABILITY COMPANY AGREEMENT SHALL BE GOVERNED AND DETERMINED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS.

9.9. **CALIFORNIA JURISDICTION**. EXCEPT AS MAY BE MODIFIED BY A SERIES AGREEMENT PERTAINING TO A PARTICULAR SERIES AND NOT TO THE COMPANY GENERALLY, EACH SERIES MEMBER (A) HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT IN THE STATE OF CALIFORNIA WITH JURISDICTION OR THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THE LIMITED LIABILITY COMPANY AGREEMENT OR ANY SERIES AGREEMENT WHICH IS BROUGHT BY OR AGAINST THE COMPANY, SERIES OR ANY SERIES MEMBER, (B) HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND (C) TO

THE EXTENT THAT IT HAS ACQUIRED, OR HEREAFTER MAY ACQUIRE, ANY IMMUNITY FROM THE JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS THEREIN, HEREBY WAIVES SUCH IMMUNITY TO THE FULLEST EXTENT PERMITTED BY LAW. EACH SERIES MEMBER HEREBY WAIVES, AND HEREBY AGREES NOT TO ASSERT, IN ANY SUCH SUIT, ACTION OR PROCEEDING, IN EACH CASE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, (ii) IT IS IMMUNE FROM ANY LEGAL PROCESS, (iii) ANY SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, (iv) VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER OR (v) THE AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURT. EACH SERIES MEMBER AGREES THAT PROCESS AGAINST IT IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING FILED IN ANY SUCH REFERENCED COURT ARISING OUT OF OR RELATING TO THE AGREEMENT MAY BE SERVED ON IT, BY MAILING THE SAME TO SUCH SERIES MEMBER BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH SERIES MEMBER AT ITS ADDRESS FOR NOTICES UNDER THE AGREEMENT, WITH THE SAME EFFECT IN EITHER CASE AS THOUGH SERVED UPON SUCH PERSON PERSONALLY.

9.10. **Invalidity of Provisions**. If any provision of the Limited Liability Company Agreement or any Series Agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, then the parties shall be relieved of all obligations arising under such provision, but only to the extent that it is illegal, unenforceable or void, it being the intent and agreement of the parties that the Limited Liability Company Agreement or any Series Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting therefor another provision that is legal and enforceable and achieves the same objectives.

9.11. **Subscription Agreement**. This Limited Liability Company Agreement and any applicable Series Agreement has been executed by the Series Investing Series Members set forth on Schedule A by the signing of the Subscription Agreement as set forth in the Memorandum. It is agreed that the executed copy of such Subscription Agreement may be attached to an identical copy of the Limited Liability Company Agreement and a copy of the applicable Series Agreement together with the Subscription Agreements which may be executed by other Series Investing Series Members.

9.12. **Ratification**. The Series Investing Series Member whose signature appears upon a true and correct copy of the Subscription Agreement as set forth in the Memorandum is hereby deemed to have specifically adopted, approved, and agreed to be legally bound by every provision in the Limited Liability Company Agreement and the applicable Series Agreement.

9.13. **Incorporation by Reference**. Every exhibit, schedule, and other appendix attached to the Limited Liability Company Agreement or any Series Agreement and referred to herein is hereby incorporated into the Limited Liability Company Agreement by reference.

* * * * *

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed the Limited Liability Company Agreement to be effective as of the Effective Date.

FUND:

Everly Mae Capital Group LLC
a Delaware series limited liability company

By: Private Equity Capital Management, LLC
its Managing Member

By: _____   Effective Date: February 9, 2023
Desi Arnaz Humphries, Principal

MANAGING MEMBER:

Private Equity Capital Management, LLC
a California limited liability company

By: _____   Effective Date: February 9, 2023
Desi Arnaz Humphries, Principal

SERIES INVESTING SERIES MEMBERS:

All Series Investing Series Members now and hereafter admitted as Series Investing Series Members, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Managing Member.

By: Private Equity Capital Management, LLC, as Agent

By: _____   Effective Date: February 9, 2023
Desi Arnaz Humphries, Principal

Everly Mae Capital Group LLC
(a Delaware series limited liability company)

ARIZONA MULTI-FAMILY SERIES

SERIES AGREEMENT

(EXAMPLE OFFERING)

THIS SERIES AGREEMENT (this "Series Agreement") is hereby adopted as of February 9, 2023 (the "Series Effective Date") by the undersigned Managing Member establishing the terms of "ARIZONA MULTI-FAMILY SERIES" (this "Series") under the Company's Limited Liability Company Agreement of Everly Mae Capital Group LLC, a Delaware series limited liability company (the "Company"), pursuant to Section 18-215 of the LLC Act which is incorporated herein by reference. Unless otherwise specified herein, all capitalized terms used herein shall have the meanings assigned to them in the Company's Limited Liability Company Agreement.

The terms of this Series are as follows:

1. **Name of Series:** ARIZONA MULTI-FAMILY SERIES

   - **Purpose of Series:** The purpose, business and objectives of the Series will be listed in this section of the Series offerings.

2. **Offering and Units of Series Membership Interest**
   - Maximum Offering $5,000,000
   - USD $5,000 Per Unit (1,000 units total)
   - Minimum Subscription $25,000 (5 units)
   - All funds invested must remain in the investment during the term of this Series.
   - Non-accredited Investors must subscribe via crowd-funding portal designated for this series.

3. **Term:** The Series will participate in the property as a developer, lender and/or JV partner for a period of 36 months. After which time all Investors will be paid in accordance with the Distribution Policy.

4. **Investment Classes and Preferences:** This Series offers 3 non-voting investment classes. Each class shall receive the cumulative, non-compounded annualized Preferred return listed below PLUS a pro rata share of 50% of the net profits generated by this Series.

   Preferred Return
   o Class A: (X%) - Investment: $250,000+
   o Class B: (X%) - Investment: $100,000+
   o Class C: (X%) - Investment: $ 25,000+

   Profit Projections (estimated pro-rata return)
   o (X%) per Class

5. **Distribution Policy:** Once the construction of the units has been completed, the property will be sold at fair market value and distributions of capital PLUS accrued annualized returns will be made to each Investor in this Series. If the sale of the property is not practical, based on the Manager's assessment of market conditions, the property will be refinanced with an institutional lender for the maximum loan amount attainable. Eighty percent (80%) of the proceeds received will be distributed to the Investors in the Series, first as payment of accrued preferred return and then as return of capital. If 80% of the proceeds is insufficient to return 100% of the capital plus the accrued preferred return to the Investors, the amount not distributed shall be treated as a capital investment and shall earn at the preferred rate of return for each Investor's Class and each Investor shall begin receiving quarterly distributions of interest until such time as the property

may be sold, refinanced or capital balance plus accrued interest is returned by the Manager to satisfy the amounts not distributed.

6. Banking and Accounting

The Managing Member shall establish a separate bank account for this Series and an account in its own name through which to administer all expenditures and revenue related to this Series.

7. Express Limitations on Liability

Notwithstanding any other law and notwithstanding any other provision of the Company's Limited Liability Company Agreement or any Series Agreement, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Series established by this Series Agreement (this "Series") shall be enforceable against the assets of this Series only, and shall not be enforceable against the assets of the Company generally or any other series. Furthermore, none of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other series shall be enforceable against the assets of this Series.

In addition, notwithstanding any other law and notwithstanding any other provision of the Company's Limited Liability Company Agreement or any Series Agreement, the Managing Member's liabilities that exist or arise in connection with this Series and vis-à-vis the Series Investing Series Members of this Series, shall be enforceable against the Managing Member's Series Membership Interest in this Series only, and shall not be enforceable against the Managing Member's Series Membership Interest in the Company generally or in any other series.

* * * * *

Except as modified by this Series Agreement, the terms of the Limited Liability Company Agreement shall govern the rights, duties, and obligations of the Series Members of this Series.

MANAGING MEMBER:

Private Equity Capital Management, LLC
a California limited liability company

By: _____   Series Effective Date: February 9, 2023
Desi Arnaz Humphries, Principal

SERIES INVESTING SERIES MEMBERS:

All Series Investing Series Members now and hereafter admitted as Series Investing Series Members of this Series, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Managing Member.

By: Private Equity Capital Management, LLC, as Agent

By: _____   Series Effective Date: February 9, 2023

Desi Arnaz Humphries, Principal

EXHIBIT D

SUBSCRIPTION AGREEMENT

Everly Mae Capital Group LLC
16885 West Bernardo Drive #350, San Diego, California 92127 USA
Telephone: 800-238-9840   E-mail: Subscriptions@EverlyMaeFund.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

TO: Everly Mae Capital Group LLC
        16885 West Bernardo Drive #350, San Diego, California 92127 USA
        Telephone: 800-238-9840   E-mail: Subscriptions@EverlyMaeFund.com

FROM: _____
        Full legal name(s) of Subscriber(s)

Ladies and Gentlemen:

      I hereby subscribe for _____ Units (**USD $**_____ **per Unit**) in Everly Mae Capital Group LLC – ARIZONA MULTI-FAMILY SERIES (the "Series") as a Series Investing Series Member in such Series and in such Series only in accordance with the terms of the Everly Mae Capital Group LLC (the "Company") Offering Statement dated March 27, 2025, as may be amended and supplemented from time to time (the "Offering Statement"), which Offering Statement is incorporated into this Subscription Agreement by reference as if fully set forth.

      I understand this Offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

      To induce your acceptance of my subscription for the Company's above-referenced securities, I hereby make the following representations:

      I have received the Offering Statement and have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and Management.

      I am aware of the high degree of risk of investing in the Company both generally and as more particularly described in the "Risk Factors" portion of the Offering Statement. I understand that I may lose my entire investment.

      I understand that I may not have the opportunity to independently evaluate investments and/or enterprises selected by the Company for acquisition or investment.

      I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using. I (or my representatives) have such knowledge and experience regarding investing and/or financial and business matters sufficient to evaluate the merits and risks of this investment.

      I understand that the Company's securities have not been registered under the Act or any applicable securities laws of applicable jurisdictions, and that no market exists for the Company's securities. I understand that, if my subscription for the Company's securities is accepted by the Company and the Company's securities are sold to me, I cannot sell or otherwise dispose of the Company's securities unless they are registered or exempt under the Act and applicable securities laws of applicable jurisdictions. Consequently, I understand that I must bear the economic risk of the investment for at least 6 to 12 months pursuant to Rule 144 of the Act or possibly for an indefinite period of time.

      I understand that the Company has no obligation to register the Company's securities and there is no assurance that the Company's securities will be registered. I understand that the Company will restrict the transfer of Company's securities in accordance with the foregoing representations. I understand that these securities are being bought through a non-registered, exempt Offering.

      All the information I have provided to the Company, either in questionnaires or otherwise, is truthful and complete to the best of my knowledge and should any of the information materially change I will immediately provide the Company with updated information. I also hereby consent to exclusively receive information or other communications from the Company at my e-mail address as set forth in my Suitability Questionnaire and to promptly notify the Company if it changes.

If my subscription is accepted, I understand that Company's Securities will be issued to me and the Company will be able to immediately utilize my funds as described in the Offering Statement. I understand since there is a relatively low "Target Offering" or minimum Offering threshold requirement, that if I am one of the initial investors in the Company that I will bear a disproportionate share of the risks described in the "Risk Factors" section of the Offering Statement which Offering Statement is incorporated herein by reference.

By subscribing for Units in the Company, I agree to not bring any action or other proceeding at law or in equity against the Company generally or against any series in which I do not own Units of Series Investing Membership Interest and to hold harmless all such other series and the Series Members thereof.

I understand from reading the Company's Offering Statement as may be amended and/or supplemented from time to time (the "Offering Statement"), that the Company is offering Units of Series Investing Membership Interest (the "Units") in the above-referenced Company.

I am aware of the high degree of risk of the Units as described in the "Risk Factors" portion of the Offering Statement. I am an "Accredited Investor" and/or I otherwise meet the qualifications described in the "Who May Invest" section of the Offering Statement as indicated on my Suitability Questionnaire which is attached hereto and made a part hereof. I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using.

I have received the Offering Statement either in paper or electronic PDF format or both and have read it in its entirety. I also have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and the Managing Member.

I acknowledge that Private Equity Capital Management LLC, a Delaware series limited liability company, is the Managing Member of the Company. I understand that both the Company's Limited Liability Company Agreement and Section 18-215 of the LLC Act explicitly provide that the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular series shall be enforceable against the assets of that series only, and shall not be enforceable against the assets of the Company generally or any other series.

I understand that they may reject or refund my subscription for any or no reason. The Agreement shall become binding upon the only when accepted, in writing, by the Company. If my subscription is rejected, the funds I have submitted will be returned to me without interest. I understand that I have no right to control or govern the affairs of the other than the right to consent on certain matters as set forth in the Company's Limited Liability Company Agreement. I understand that the has entered into a sharing arrangement with the Managing Member on terms set forth in the Offering Statement and the Agreement as well as the Company's Limited Liability Company Agreement. If the accepts my subscription for Units, I agree to be bound by the same.

I do hereby irrevocably constitute and appoint the Managing Member and its duly appointed officers or managers, with power of substitution, as my true and lawful attorney-in-fact, in its name, place and stead, to execute, acknowledge, swear to, and deliver as may be appropriate, on my behalf and file and record in the appropriate public offices and publish, as may be appropriate any and all necessary documents and to carry on any and all business on my behalf in accordance with the stated objectives of the as set forth in the Offering Statement. I further acknowledge that this Power of Attorney shall be irrevocable and deemed to be a power coupled with an interest and shall survive my incapacity or death. I agree to be bound by any representation made by the Managing Member and by any successors thereto, acting in good faith pursuant to this Power of Attorney and in accordance with the Company's objectives, and do hereby waive any and all defenses which may be available to contest, negate or disaffirm the action of the Managing Member and any successors thereto, taken in good faith under this Power of Attorney.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that I have satisfied myself to the full requirements of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within my jurisdiction for the purchase of the Units (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. My subscription and payment for and continued beneficial ownership of the Units, will not violate any applicable securities or other laws of the jurisdiction in which I reside.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that: (1) I am not a U.S. Person as that term is defined in Regulation S promulgated pursuant to the Act; (2) I am purchasing the Units for my own account and not for the account or benefit of a U.S. person; (3) if I sell the Units, I will do so only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and (4) I agree not to engage in hedging transactions with regard to the Units unless in compliance with the Act. With regard to the foregoing, I declare all of these representations to be true under penalty of perjury.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant (a) that I am not a "U.S. Person" (as defined in the Offering Statement); (b) the Units are not being purchased for the account or the benefit of a U.S. Person; (c) at the time the buy order for Units is originated, I will be outside the United States in accordance with Regulation S promulgated under the U.S. Securities Act; (d) I will not enter into any discussions regarding the acquisition of the Units, and am not acquiring the Units, while in the United States; (e) I am acquiring the Units without (i) any directed selling efforts made in the United States by the and/or Company or their management, distributor and/or officers, directors, managers, any of their respective affiliates, or any persons acting on behalf of any of the foregoing, and (ii) any advertisement or publication by the Company or the in violation of Regulation S; (f) any resale of the Units must be made in accordance with Regulation S, as promulgated under the U.S. Securities Act; and (g) I am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act and/or I am an otherwise "sophisticated" investor as described in the Offering Statement. In the event I am "U.S. Person" (as defined in the Offering Statement), I hereby warrant that I (a) initiated discussions with the Company or the relating to the purchase of the Units on an unsolicited basis; (b) did not receive any information regarding such purchase and sale through any general solicitation or general advertising within the meaning of Rule 502 of Regulation D, promulgated under the U.S. Securities Act; and/or (c) am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act (as described in the Offering Statement).

I HEREBY REPRESENT AND WARRANT THAT I EITHER READ AND UNDERSTAND THE ENGLISH LANGUAGE OR HAD THIS AGREEMENT, THE OFFERING STATEMENT, LIMITED LIABILITY COMPANY AGREEMENT, SERIES AGREEMENT, AND ANY OTHER DOCUMENTS RELATED THERETO TRANSLATED BY A TRUSTED ADVISOR INTO A LANGUAGE THAT I UNDERSTAND; PROVIDED, HOWEVER, THAT ONLY THIS AGREEMENT AND THE FOREGOING REFERENCED DOCUMENTS IN ENGLISH SHALL HAVE ANY LEGAL FORCE AND EFFECT, AND ANY DOCUMENT TRANSLATED BY ANY PERSON OR ENTITY SHALL HAVE NO FORCE OR EFFECT AND SHALL NOT BIND THE FUND OR THE SERIES, ITS MANAGEMENT AND ANY OF THEIR RESPECTIVE AFFILIATES. ANY DOCUMENTS, TRANSLATION OF DOCUMENTS, ADVERTISEMENTS BY THE FUND OR THE SERIES OR ITS AFFILIATES ARE FOR GENERAL KNOWLEDGE AND MAY NOT BE RELIED UPON AS A LEGAL OR BINDING TRANSLATION OF COMPANY MATERIALS OR THAT OF ITS AFFILIATES. I AM SOLELY RESPONSIBLE FOR UNDERSTANDING THIS DOCUMENT IN THE ENGLISH LANGUAGE.

Neither myself, nor any of my officers, employees, agents, directors, shareholders or partners have engaged the services of a broker, investment banker or finder to contact any potential investor nor have I or any of my officers, employees, agents, directors, shareholders or partners, agreed to pay any commission, fee or other remuneration to any third party to solicit or contact any potential investor. Neither myself, nor any of my officers, directors, employees, agents, shareholders or partners have (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Units.

I have reviewed with my own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, I have relied solely on such advisors and not on any statements or representations of the Company or the or any of its agents, attorneys, accountants, or representatives, written or oral. I understand that I (and not the Company or the Company) shall be responsible for my own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

By signing below, I shall be deemed to have executed this Subscription Agreement and Power of Attorney, the Company's Limited Liability Company Agreement, and the Agreement as set forth in the Offering Statement, all of which is incorporated herein in its entirety by reference, and to have subscribed to the terms of the Agreement and affirmed the veracity of the foregoing statements.

X_____ X_____
Authorized Signature Second Authorized Signature (if applicable)

Date: _____ Date: _____

_____ _____
Name of Signatory Name of Signatory

_____ _____
Title (if applicable) Title (if applicable)

_____
Name of Entity (if applicable)

ACCEPTANCE:

Everly Mae Capital Group LLC
a Delaware series limited liability company

By: _____ Date: _____
Bethany L Humphries – CFO